SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 13, 2006
(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Date: March 31, 2006

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTORS RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 – CNPJ - TAXPAYER REGISTER 02.570.688/0001-70
4 – NIRE 5.330.000.581-8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP – LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 06	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 061	12 - FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME CHARLES LAGANÁ PUTZ
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL A – 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 061	8 - TELEPHONE NUMBER 3415-1010	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 061	13 - FAX 3415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL cputz@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	1	01/01/2006	03/31/2006	3	10/01/2005	12/31/2005
9 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - NAME TECHNICAL RESPONSIBLE MARCO ANTONIO BRANDÃO SIMURRO					12 - CPF – TAXPAYER REGISTER 755.400.708-44

01.05 - COMPOSITION OF ISSUED CAPITAL

1 - QUANTITY OF SHARES (IN THOUSAND)	2 - CURRENT QUARTER 03/31/2006	3 - PRIOR QUARTER 12/31/2005	4 - SAME QUARTER OF PRIOR YEAR 03/21/2005
ISSUED CAPITAL
1 - COMMON	134,031,688	134,031,688	134,031,688
2 - PREFERRED	229,937,526	229,937,526	229,937,526
3 - TOTAL	363,969,214	363,969,214	363,969,214
TREASURY SHARES
4 - COMMON	1,480,800	1,480,800	1,480,800
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	1,480,800	1,480,800

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL HOLDING
4 - ACTIVITY CODE 1130 – TELECOMMUNICATIONS
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENT

1 - ITEM	2 – CNPJ - TAXPAYERS REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	12/30/2005	Interest on Shareholders’ Equity	01/14/2006	Common	0.0008263437
02	RCA	12/30/2005	Interest on Shareholders’ Equity	01/14/2006	Preferred	0.0008263437

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 – SHARE PRICE ON ISSUANCE DATE (In R$)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 05/12/2006	2 - SIGNATURE

02.01 - BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 –12/31/2005
1	TOTAL ASSETS	5,700,509	6,030,378
1.01	CURRENT ASSETS	975,974	1,263,826
1.01.01	CASH AND CASH EQUIVALENTS	833,560	883,690
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	142,414	380,136
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	139,108	154,167
1.01.04.02	DIVIDENDS RECEIVABLE	0	220,708
1.01.04.03	OTHER ASSETS	3,306	5,261
1.02	LONG-TERM ASSETS	976,811	1,020,246
1.02.01	SUNDRY CREDITS	0	0
1.02.02	CREDITS WITH RELATED PARTIES	585,207	619,257
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	585,207	619,257
1.02.02.02.01	LOANS AND FINANCING	585,207	619,257
1.02.02.02.02	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	391,604	400,989
1.02.03.01	LOANS AND FINANCING	100,912	101,098
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	246,984	284,595
1.02.03.03	INCOME SECURITIES	0	0
1.02.03.04	JUDICIAL DEPOSITS	43,708	15,296
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	0	0
1.03	PERMANENT ASSETS	3,747,724	3,746,306
1.03.01	INVESTMENTS	3,746,517	3,745,018
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	3,739,302	3,737,948
1.03.01.03	OTHER INVESTMENTS	7,215	7,070
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,156	1,229
1.03.03	DEFERRED CHARGES	51	59

02.02 - BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 –12/31/2005
2	TOTAL LIABILITIES	5,700,509	6,030,378
2.01	CURRENT LIABILITIES	354,056	738,414
2.01.01	LOANS AND FINANCING	132	143
2.01.02	DEBENTURES	274,939	279,902
2.01.03	SUPPLIERS	1,109	1,367
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	21,289	59,617
2.01.04.01	INDIRECT TAXES	2,834	26,959
2.01.04.02	TAXES ON INCOME	18,455	32,658
2.01.05	DIVIDENDS PAYABLE	56,134	343,939
2.01.06	PROVISIONS	12	11
2.01.06.01	PROVISIONS FOR CONTINGENCIES	12	11
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	441	53,435
2.01.08.01	PAYROLL AND SOCIAL CHARGES	67	74
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	113	52,921
2.01.08.03	EMPLOYEE PROFIT SHARING	0	0
2.01.08.04	OTHER LIABILITIES	261	440
2.02	LONG-TERM LIABILITIES	63,681	41,869
2.02.01	LOANS AND FINANCING	32	69
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	3,413	3,210
2.02.03.1	PROVISIONS FOR CONTINGENCIES	3,413	3,210
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER	60,236	38,590
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS	0	0
2.02.05.03	INDIRECT TAXES	38,943	14,924
2.02.05.04	TAXES ON INCOME	21,293	23,666
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	5,282,772	5,250,095
2.05.01	CAPITAL	2,596,272	2,596,272
2.05.02	CAPITAL RESERVES	309,178	309,178
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	282,667	282,667
2.05.04.01	LEGAL	208,487	208,487
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	74,180	74,180
2.05.04.05	PROFIT RETENTION	0	0

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 –12/31/2005
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	2,094,655	2,061,978

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 – 01/01/2006 TO 03/31/2006	4 - 01/01/2006 TO 03/31/2006	5 - 01/01/2005 TO 03/31/2005	6 - 01/01/2005 TO 03/31/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME/EXPENSES	48,590	48,590	64,437	64,437
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(5,211)	(5,211)	(7,043)	(7,043)
3.06.03	FINANCIAL	52,289	52,289	71,071	71,071
3.06.03.01	FINANCIAL INCOME	69,074	69,074	90,012	90,012
3.06.03.02	FINANCIAL EXPENSES	(16,785)	(16,785)	(18,941)	(18,941)
3.06.04	OTHER OPERATING INCOME	497	497	998	998
3.06.05	OTHER OPERATING EXPENSES	(344)	(344)	(1,147)	(1,147)
	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED
3.06.06	COMPANIES	1,359	1,359	558	558
3.07	OPERATING INCOME	48,590	48,590	64,437	64,437
3.08	NON-OPERATING INCOME	139	139	1,703	1,703
3.08.01	REVENUES	144	144	1,703	1,703
3.08.02	EXPENSES	(5)	(5)	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	48,729	48,729	66,140	66,140
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(16,052)	(16,052)	(21,925)	(21,925)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/ CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – ACCOUNT DESCRIPTION	3 – 07/01/2005 TO 09/30/2005	4 - 01/01/2005 TO 09/30/2005	5 - 07/01/2004 TO 09/30/2004	6 - 01/01/2004 TO 09/30/2004
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.15	INCOME/LOSS FOR THE PERIOD	32,677	32,677	44,215	44,215
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	362,488,414	362,488,414	362,488,414	362,488,414
	EARNINGS PER SHARE	0.00009	0.00009	0.00012	0.00012
	LOSS PER SHARE

04.01-NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS AS OF 03/31/2006

(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“Company”) is a joint-stock publicly-held company, established in accordance with Article 189 of Law 9,472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998.

The Company has as corporate purpose to exercise the control of exploring companies of fixed telephony public services in the Region II of the General Concession Plan (“PGO”) approved by the Decree 2,534, as of April 2, 1998. This control is exercised by means of Brasil Telecom S.A., which is a concessionary responsible for the Switched Fixed Telephone Service (“STFC”) in the Region II of the PGO. Additionally, the Company may take part in the capital of other companies.

The Company is registered with the Brazilian Securities Commission (“CVM”) and the Securities and Exchange Commission (“SEC”) in the USA, and its shares are traded on the Brazilian Stock Exchange (“BOVESPA”), where it also comprises the Corporate Governance Level 1 and trades its ADRs on the New York Stock Exchange (“NYSE”).

The Company’s control is exercised by SOLPART Participações S.A. (“SOLPART”), corresponding, on the quarter closing date to 51.00% of the voting capital and 18.78% of the total capital.

Direct Subsidiaries of the Company

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionary responsible for the Switched Fixed Telephone Service (STFC) in Region II of the General Concession Plan (PGO), covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian Territory, Brasil Telecom S.A. provides since July 1998 STFC, in the local and intra-regional domestic long distance categories.

In view of the anticipated fulfillment of the obligations for universalization mentioned in the General Plan of Universalization Goals (“PGMU”) required for December 31, 2003, the National Telecommunications Agency - ANATEL, on January 19, 2004, issued for Brasil Telecom S.A. authorizations to exploit STFC in the following service modalities: (i) Local and Domestic Long distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long-distance calls in Regions I, II and III of PGO. As a result of these authorizations the Subsidiary began to exploit the Domestic and International Long-distance services in all Regions I, II and III, as from January 22, 2004. In the case of Local Service in the new regions and sectors of the PGO, the service started being offered as from January 19, 2005.

New concession agreements under the local and long-distance services took effect as from January 1, 2006, effective up to December 31, 2025. Further information about these agreements is mentioned in the Note 5.i.

Information related to the goals of quality and universalization of the STFC of its Subsidiary are available to interested parties on ANATEL’s website (www.anatel.gov.br).

b. Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”). The corporate purpose of these subsidiaries is the stake in the capital of Internet Group (Cayman) Limited (“IG Cayman”), which provides Internet access. On November 24, 2004, the company IG Cayman started taking part of the group of the Company’s subsidiaries, with the acquisition of stakes by Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., an indirectly controlled company.

The stake of NTP and NTI in IG Cayman on the quarter closing date represented 9.25% and 0.16%, respectively. Jointly with Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. the total stake was 98.2% .

Indirect Subsidiaries of the Company

The subsidiary Brasil Telecom S.A. holds, on the other hand, the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly-owned subsidiary which operates since the fourth quarter of 2004, to provide the Personal Mobile Service (“SMP”), with authorization to attend the same coverage area where the Company operates with STFC.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary providing internet services and correlated activities, which started its operations at the beginning of 2002.

During the second quarter of 2003, BrTI obtained control of the following companies:

(i) BrT Cabos Submarinos Companies

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermudas Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”).
  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): in this partnership BrTI exercises direct control and total control jointly with BrT CSH.
  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): is also an integral part of BrT Cabos Submarinos companies and it was organized by BrTI in the second quarter of 2003. In November 2004, BrTI’s investment became a minority interest, when Brasil Telecom S.A. paid capital contributions and started to control the cable company. On its turn, BrT SCS Bermuda holds the total shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela, S.A.

IG Companies

IG companies have their operations based on the provision of dialed access to the Internet, pointing out its mobile Internet portal related to mobile telephony in Brazil. It also provides value-added services of broadband access to its portal and hosting of pages on the Internet and other services in the Internet market.

On November 24, 2004, BrT SCS Bermuda acquired 63.0% of the total capital, and the resulting control of the company Internet Group (Cayman) Limited (“IG Cayman”), organized in Cayman Islands. On July 26, 2005, BrT SCS Bermuda supplemented the acquisition of more 25.6% of total capital of IG Cayman. On the quarter closing date, the interest held by BrT SCS Bermuda was 88.8% . IG Cayman is a holding company, which on its turn, holds the control of companies Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both of them established in Brazil.

(ii) iBest Companies

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator.

BrTI acquired the control of the iBest Companies in June 2003, which is composed of the following companies: iBest Holding Corporation, incorporated in the Cayman Islands, and Freelance S.A., established in Brazil.

c. MTH Ventures do Brasil Ltda.

A Brasil Telecom S.A. holds 100% of the capital of MTH Ventures do Brasil Ltda., a holding company which has 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”).

A BrT Multimídia is a service provider for a private telecommunications network through optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte and long-distance network connecting these major metropolitan commercial centers. It also has an Internet solutions center in São Paulo, which offers co-location, hosting and other value added services.

d. Vant Telecomunicações S.A. (“VANT”)

Company of which Brasil Telecom S.A. holds the total capital stock. VANT is a service provider of corporate network services which operates throughout Brazil, and is present in the main Brazilian state capitals, offering voice and data products.

e. Other Service Provider Companies

Brasil Telecom S.A. is the holder of 100% of the capital stock of the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which on the quarter closing date were not operating, aim at rendering services in general comprising, among others, the management activities of real states or assets.

Change in the Management

On July 27, 2005, the Extraordinary General Meeting dismissed from office the members of the Company’s Board of Directors connected with former manager Opportunity. At Board of Directors Meeting held on August, 25, 2005, a new Board of Executive Officers was elected, and the Technical Officer was maintained in his position.

At the Extraordinary General Meeting held on September 30, 2005, the Board of Directors members of Brasil Telecom S.A. were dismissed from office and new members were elected. On the same date, the Board of Directors meeting resolved to dismiss the Chairman and to elect new members for the Board of Executive Officers, and the Network Officer was reelected. Such resolutions were ratified by the Board of Directors of Brasil Telecom S.A. at a meeting held on October 5, 2005.

The process to change the management of the Company and of Brasil Telecom S.A. was litigious, according to various material facts published by the Companies during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity and Telecom Italia Groups (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. (“BTC”) executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and Brasil Telecom S.A. understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in judicial suits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the new management deems that such agreements are contrary to the best interests of the Companies, especially regarding its mobile telephony business.

TIMI and TIMB sent to Brasil Telecom S.A. and to BrT Celular a correspondence dated as of May 2, 2006, terminating unilaterally the referred “Merger Agreement”, reserving supposed rights.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in accordance with Brazilian corporation law, rules of the Brazilian Securities Commission (CVM) and rules applicable to telecommunications concessionaires.

As the Company is registered with the Securities and Exchange Commission (SEC), it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise evidenced. According to each situation, the notes to the financial statements present information related to the Company and the consolidated financial statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

In compliance with the Resolution 489/05, of CVM, as from 2006 the amounts of judicial deposits linked to the provisions for contingencies are presented in a deductive way from the liabilities established. Aiming at providing a better comparison between the data presented in the quarterly information, an identical reclassification of balances belonging to 2005 was promoted, as well as of the amounts referring to the cash flow.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories, deferred income tax and social contribution, provision for contingencies, appreciation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision of the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies mentioned in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of assets and liabilities accounts among consolidated companies, as well as revenue and expenses of transactions among them.
  Elimination of balances of investment accounts and corresponding capital interest, reserves and retained earnings among consolidated companies.
  Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between net income and shareholders’ equity of the Parent Company and the Consolidated figures is as follows:

	NET INCOME (LOSS)		SHAREHOLDERS’ EQUITY
	03/31/06	03/31/05	03/31/06	12/31/05
PARENT COMPANY	32,677	44,215	5,282,772	5,250,095
Entries recorded in the Shareholders’ Equity of the Subsidiary
Donations and Subsidies for Investments	(4)			-
Interest Capitalized in Subsidiary	873	873	(3,202)	(4,075)
CONSOLIDATED	33,546	45,088	5,279,570	5,246,020

Supplementary Information

The Company is presenting as supplementary information the statements of cash flows, which were prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. The statement of cash flow is shown together with Note 17.

Report per Segment

The Company is presenting, supplementary to note 42, the report per business segment. A segment is an identifiable component of the company, destined for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different from those other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, with immediate maturity. They are recorded at cost, plus income earned until the quarters closing dates, not exceeding market value. The investment fund quotas are valued by the quota value on March 31, 2006.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or service on the date of the rendering of such services. Receivables from services include credits for services rendered and not billed until the quarters closing dates. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each maturity level of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into expansion and maintenance of the plant, and in relation to the consolidated financial statements, goods inventories for resale, mainly composed by cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. About cell phones and accessories, the subsidiary BrT Celular records the adjustments for the trading prices held as of the balance sheet date, in the cases in which the acquisitions presented higher values.

Composition of inventories is stated in Note 19.

d. Investments: Investments in subsidiaries are valued using the equity accounting method. Goodwill recorded was calculated based on the expectation of future results and its amortization is based on the expected realization/timing over a forecasted period of not more than ten years. Other investments are recorded at acquisition cost less allowance for losses, when applicable. The investments resulting from applications in income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recorded in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued and the result of comparison between their original cost and the market, when the latter is lower, results in the recording of provisions for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges derived from liabilities financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, observing the accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 27.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 28. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income Tax and Social Contribution on Income: Corporate income tax and social contribution on income are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters established by CVM Instruction 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary and/or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recorded based on management’s risk assessment and measured based on economic grounds and legal counselors’ opinions on the lawsuits and other contingency factors known as of the quarter closing date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services are recognized when these are rendered. Local and long-distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when these are delivered and accepted by client. For prepaid services subject to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realizations. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts receivable from services, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity, when credited is included in the financial expenses balance; for financial statement presentation purposes, the amounts recorded are reversed against profit and loss accounts of the year and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects subject to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by three Institutions. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis.

As of December 31, 2001, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts of the year.

Complementary information on private pension plans is described in Note 6.

o. Profit Sharing: Provision for employee profit sharing is recognized on an accrual basis, being recorded as operating expense. The determination of the amount, which is paid in the year following the provision accounting, considers the goal program established with the labor union, by means of a collective bargaining agreement, in conformity with the Law 10,101/00 and with the Company’s Bylaws.

p. Income or loss per thousand shares: The income or loss per thousand shares is calculated based on the number of outstanding shares on the quarter closing date. The outstanding shares are represented by the totality of shares issued, less treasury stocks.

4. RELATED-PARTY TRANSACTIONS

Related-party transactions refer to existing operations carried out by the Company with its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., also comprising transactions with SOLPART, its parent company.

Operations between related parties and the Company are carried out under usual market prices and conditions. The main transactions carried out are:

Brasil Telecom S.A.

Loans with Subsidiary: The outstanding balance derives from the spin-off of Telebrás and it is indexed to exchange variation, to which 1.75% interest p.a. is accrued, amounting to R$ 51,137 (R$ 58,798 on 12/31/05). The financial loss recognized against results in the quarter was R$ 3,926, attributed to the drop of U.S. dollar quotation (R$ 554 of financial gain in 2005).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures, at the unit price of R$ 1,000, non-convertible or exchangeable for any type of share, totaling R$ 1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in one installment with maturity on 07/27/06, corresponding to 40% of amount issued. The debenture remuneration is equivalent to 100% of CDI, received semi-annualy. The balance of this asset is R$ 534,070 (R$ 560,459 on 12/31/05), and the yield recognized in the income statement for the quarter represented R$ 21,362 (R$ 37,313 in 2005).

Sureties and Guarantees: (i) The Company renders sureties as guarantee of loans and financing owed by the Parent Company to the lending financial institutions. In the quarter, referring to the guarantee granted, the Company earned income at the amount of R$ 581 (R$ 1,055 in 2005); and (ii) the Company renders surety for the Subsidiary, related to the contracting of insurance policies, guarantee of contractual liabilities (GOC) for 2006, which totaled R$ 220,305 (R$ 217,142 in 2005). In the quarter, on the account of the remuneration of such surety, the Company recorded an operating revenue of R$ 66 (R$ 65 in 2005).

Amounts Receivable and Expenses: resulting from transactions related to the sharing of funds. The balance receivable is R$ 381 (R$ 54 payable, on 12/31/05) and the amounts recorded against results in the quarter are represented by operating expenses of R$ 337 (R$ 1,056 in 2005).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries appraised the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note was made based on their materiality. Instruments whose values approximate their fair values, just like cash and cash equivalents, accounts receivable, assets and liabilities of taxes, pension funds, amongst others, and whose risk assessment is not significant are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the amount consolidated of losses with accounts receivable, including allowance for doubtful accounts, corresponded to 3.09% of the gross revenue (3.02% in the same period in 2005). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The subsidiary Brasil Telecom S.A. operates in co-billing, related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The accounts receivable in co-billing are managed by such operators, based on operating agreements executed and in accordance with rules set forth by ANATEL. Blocking rules established by the regulating agency are the same for fixed and mobile telephony companies, co-billing suppliers. The subsidiary separately monitors receivables of such nature and maintains provision for losses, which may occur, due to risks of not receiving such amounts.

Concerning mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose client base at the end of the quarter was 33.4% (31.3% in 2005), the receivable accounts are also monitored in order to limit default and to block the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The assets exposed to exchange rate risk are as follows:

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	03/31/06	12/31/05	03/31/06	12/31/05
Assets
Loans with Subsidiary	51,137	58,798	-	-
Loans and Financing	100,912	101,098	100,912	101,098
Total	152,049	159,896	100,912	101,098
Long-term	152,049	159,896	100,912	101,098

The loans receivable in U.S. dollars were transferred to the Company at the time of the spin-off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 23.1% (23.8% on 12/31/05) of the total liabilities of borrowings and consolidated financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company enters into exchange hedge agreements with financial institutions. Out of the installment of the debt consolidated in foreign currency, 71.7% (69.8% on 12/31/05) is covered by hedge operations and financial investments in foreign currency, resulting in an effective exposure of only 11.5% . Unrealized positive or negative effects of these operations are recorded in the results as gain or loss. Until the end of the quarter, the consolidated negative adjustments of such operations totaled R$ 64,517 (R$ 47,771 of negative adjustments in 2005).

Net exposure as per book and market values, at exchange rate risk, is as follows:

PARENT COMPANY
	03/31/06		12/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	164	164	212	212
Total	164	164	212	212
Current	132	132	143	143
Long-term	32	32	69	69

CONSOLIDATED
	03/31/06		12/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	909,514	954,077	1,005,503	1,050,837
Hedge Agreements	366,110	364,009	311,469	301,119
Total	1,275,624	1,318,086	1,316,972	1,351,956
Current	176,982	177,286	118,544	119,443
Long-term	1,098,642	1,140,800	1,198,428	1,232,513

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, discounted at market rates effective on the quarter closing date.

c. Interest Rate Risk

Assets

The Company’s assets derive from the full subscription of private debentures issued by the subsidiary Brasil Telecom S.A. For the Consolidated there are loans paid by the rates mentioned below, as well as income securities (CDB´s) invested with Banco de Brasília S.A., relating to the guarantee to tax incentive granted by the Federal District Government, whose program is called Program for the Sustainable and Economic Development Promotion of the Federal District – PRO-DF, and the compensation of these securities is equivalent to 95% of the SELIC rate.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	03/31/06	12/31/05	03/31/06	12/31/05
Assets
Loans (Including Debentures)
Debentures linked to CDI	534,070	560,459	-	-
Loans linked to CDI, IGP-M, Column 27 (FGV) and
IGP-DI	-	-	9,105	9,173
Income Securities linked to:
SELIC Rate	-	-	2,788	2,604
Total	534,070	560,459	11,8933	11,777
Current	-	-	5,805	3,962
Long-term	534,070	560,459	6,088	7,815

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to those in which they come from or do not have parameters for quotation or contracting.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate subject to TJLP. The risk subject to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates subject to indexing units (TJLP, UMBNDES, CDI etc.). The risk inherent in these liabilities arises from possible variations in these rates. The Subsidiary has contracted derivative contracts to hedge 20.4 (22.7% on December 31, 2005) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. The subsidiary also issued non-convertible or exchangeable private and public debentures. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities on the quarter closing date are as follows:

PARENT COMPANY
	03/31/06		12/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans linked to TJLP (including Debentures)	274,939	273,360	279,902	277,425
Total	274,939	273,360	279,902	277,425
Current	274,939	273,360	279,902	277,425
Long-term	-	-	-	-

CONSOLIDATED
	03/31/06		12/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans linked to TJLP (including Debentures)	2,224,728	2,225,226	2,356,113	2,354,519
Loans subject to CDI	520,045	550,168	547,767	540,356
Loans subject to UMBNDES	246,107	246,932	272,601	273,318
Hedge Agreements in UMBNDES	37,296	29,913	37,630	27,462
Loans subject to IGP-DI	21,375	21,375	19,310	19,310
Loans linked to IGPM	4,990	4,990	8,158	8,158
Other Loans	9,266	9,266	10,530	10,531
Total	3,063,807	3,087,870	3,252,109	3,233,654
Current	1,080,282	1,078,315	1,083,137	1,077,441
Long-term	1,983,525	2,009,555	2,168,972	2,156,213

Some of the agreements mentioned have the market values equal to book values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not subject to amounts of accounts receivable. Telephony fee adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity accounting method and stated at acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc. are subsidiaries, the investments of which are carried under the equity accounting.

Investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s results if losses were to occur on these investments.

The amounts related to the investments are as follows:

	03/31/06		12/31/05
	Book Value	Market Value	Book Value	Market Value
Investments	3,746,517	5,933,595	3,745,018	5,547,050
Interest in subsidiaries	3,739,302	5,926,380	3,737,948	5,539,980
Listed in Stock Exchange	3,701,362	5,888,440	3,697,991	5,500,023
Not Listed in Stock Exchange	37,940	37,940	39,957	39,957
Other investments	7,215	7,215	7,070	7,070

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value estimated based on the market quotations in trading between minority shareholders.

g. Financial Investments Risks

The Company has high-liquid financial investments in exclusive financial investment funds (FIFs), whose assets are constituted by post-fixed, pre-fixed and exchange rate federal securities, indexed to CDI, through the spread of these securities or future contracts with the Futures and Commodities Exchange - BM&F, exclusive financial investment funds (FIF), indexed to the exchange rate variation through US dollar future contracts with BM&F, overnight financial investments abroad, in own portfolio of Bank Deposit Certificates (CDB) issued by national financial institutions and in own portfolio of Deposit Certificates (CD) issued by financial institution abroad. Overnight investments, in the foreign exchange fund and in deposit certificates are subject to exchange rate risk. CDB investments, as well as overnight investments, which are backed in this type of certificate, are subject to the credit risk of the issuing financial institution. The Company holds financial investments in the amount of R$ 833,388 (R$ 883,482 on 12/31/05). Earnings accrued until the end of the quarter are accounted as financial income and amounted to R$ 34,297 (R$ 38,167 in 2005). Amounts attributed to the consolidated statements are as follows: financial investments in the amount of R$ 1,850,706 (R$ 2,550,490 on 12/31/05) and earnings accrued in the amount of R$ 70,895 (R$ 97,861 in 2005).

h. Risk of Advanced Maturities of Loans and Financing

The liabilities stemming from financing mentioned in Note 34, related to BNDES agreements, public debentures and the majority referring to financial institutions, contain clauses providing for advanced maturities of liabilities or retention of amounts pegged to debt installments (covenants), in cases certain minimum amounts are not reached for certain indicators, such as ratios of indebtedness, liquidity, cash generation and others.

Considering the provisions recognized in the financial statements as of 12/31/05 of Brasil Telecom S.A., provisions of which were informed to the market by means of Material Fact as of 01/04/06, all the loan and hedge agreements were renegotiated, in February 2006 which contained financial covenants related to Earnings Before Interest, Income Taxes, Depreciation and Amortization – EBITDA and, in the case of BNDES, the negotiation are still ongoing aiming at the adequacy of these covenants.

As set forth in the financing agreements maintained with BNDES, Brasil Telecom S.A. must comply with a set of financial indices and in the event of non-compliance with some of these indices, BNDES is allowed to request the temporary block of amounts, given as guarantee in a linked account. In view of the non-compliance with this clause, the total estimated retention amount is approximately R$ 247,442, made operational through the partial block of the Company’s financial investments, without prejudice of the remuneration to be received by it. After the end of the quarter, blocks in the investment fund of Brasil Telecom S.A. and Freelance in the amount of R$ 91,439 and R$ 100,000, respectively, representing R$ 191,439 for the Consolidated, took place, which were reclassified for the item of contractual retentions, mentioned in note 24, for purposes of presentation of this quarterly information. The release of the blocked amounts will take place when Brasil Telecom S.A. returns to complying with the financial relations set forth in the agreements or it is successful in the adequacy of financial covenants negotiated. BNDES granted a renouncement in relation to the possible declaration of early maturity in view of the new non-compliance with the financial indices.

i. Risk Related to Rules

Brasil Telecom S.A. signed on 12/22/05, new domestic local and long distance concession agreements, which shall take effect from January 1, 2006 to December 31, 2025. These new concession agreements, which provide for five-year reviews, in general, contain a higher level of intervention in the business management and various provisions related to consumer’s interests defense, as realized by the regulating agency. Among other issues, we point out:

  The burden of concession defined as 2% of taxes net revenues, calculated every two years, assuming as initiation the fiscal year of 2006, the initial payment of which falls on 04/30/07 and thus successively until the end of concession. Such calculation method, concerning the accrual basis, corresponds to 1% for each fiscal year;
  The definition of new universalization targets, especially the AICE – Special Class Individual Access of mandatory offer and Telecommunications Service Centers - PST, with entire burden to the Concessionaire;
  The possibility of Regulating Agency imposing mandatory alternative plans;
  The introduction of Regulating Agency’s right to intervene and modify concessionaire’s agreements with third parties;
  The inclusion of parent company, subsidiary, affiliated company and third parties’ assets, indispensable to concession, as reversible assets;
  The creation of Users’ Council in each concession:

In addition, the regulation associated with new concession agreement provides for changes in local calls tariff system, changing from pulse to minute during regular hours, in tariff amounts of public and adjustment criteria, which had the individual excursion factor reduced from 9% to 5% and shall start to have a definition by a sector index - IST, in which composition the highest weight is IPCA.

On their turn, the interconnection tariffs, as provided for, are then defined as a percentage public tariff until the implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

ANATEL, on February 23, 2006, issued the Resolution 432, postponing for a twelve-month period the dates mentioned in Rule 423, as of 12/06/05, which deals with the Amendment to the Tariff System of STFC Basic Plan in the Local Modality Rendered under Public Scheme.

It is not possible to assess, on the date this quarterly information were prepared, the future impacts to be generated by such regulating change.

Legislative Bill of Change in Telecommunications Act (“LGT”)

At the beginning of March 2006, the Executive Branch sent to the Brazilian Congress the Legislative Bill 6,677 to amend LGT 9,472, as of 7/16/97, whose content is essentially to enable the adoption of distinctive criteria based on the social-economic condition of the aspirant-user, with the purpose of reducing the social disparities and facilitate the access to telecommunications services publicly provided.

Due to the lack of objective elements it is not possible to evaluate, on the date of the preparation of this quarterly information, the future impacts which will be produced in the businesses of Brasil Telecom S.A., if the referred legislative bill is approved at the Brazilian Congress.

Overlapping of Licenses

When Brasil Telecom S.A. received the certification of achievement of universalization targets for 2003, established by ANATEL, it already rendered fixed telephone services (“STFC”) at domestic local and long distance modalities (“LDN”) intra-regional in Region II of General Concession Plan (“PGO”). After the achievement of said targets, ANATEL, in January 2004, issued authorizations enlarging the possibilities of subsidiary’s operation: STFC local and LDN in Regions I and III of PGO (and in a few sectors of Region II); International Long Distance Call (“LDI”) in Regions I, II and III of PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in Region II of Personal Mobile Service (“SMP”). Concession agreements already existing were also expanded, allowing the LDN calls destined to any spot of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect controlling interest in the Company or in Brasil Telecom S.A., these and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered as affiliated companies under the Brazilian telecommunications law. This would imply that the ability to render domestic (LDN) and international (LDI) fixed telephony services, as well as mobile telephony services, in same regions that TIM, would be at risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780, establishing a period of 18 months during which TII could reacquire an indirect controlling interest in the Company, as long as TII does neither participate or vote any issues related to the overlapping of services offered by Brasil Telecom S.A. and TIM, such as domestic and international long distance calls and mobile telephony services. On June 30, 2004, the Administrative Council for Economic Defense – CADE, in the records of Writ of Prevention 08700.000018/2004 -68, set forth restriction to the exercise of control rights by Telecom Italia International N.V. and its representatives in the Boards of Directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and Brasil Telecom S.A. and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was prohibited by an injunction issued by the North American Court. It is also the purpose of discussion in the Brazilian Court and in arbitration involving controlling shareholders. Whether or not confirming the validity of April 2005 agreements, there is the possibility of assets related to fixed and mobile segments (see Note 42) eventually loose their value, as a result of overlapping of operations or sanctions from ANATEL. On the other hand, it is also possible that corporate agreements as of April 28, 2005 are declared null and void by courts or arbitration, which would remove TII from the control block of Brasil Telecom group, eliminating the overlapping of concession and consequently, the regulatory risk. Nevertheless, at this moment, it is not possible to anticipate such legal developments and their future effects on the financial statements.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term will start on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concession until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on final decision of ANATEL, these sanctions may have an adverse and material effect on businesses and operations attributed to the Company, conducted through its subsidiary Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A.

Regarding the “Merger Agreement” mentioned in this note, the subsidiary Brasil Telecom S.A. and BrT Celular started on March 15, 2006 arbitration against TII and TIM, aiming at annulling it. The Subsidiary disclosed material fact about this matter on March 16, 2006.

TII and TIM sent to the Company and to BrT Celular a correspondence dated as of May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed rights. The Company published a material fact about it on May 2, 2006.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and companies controlled thereby. These companies are better described together, and can be referred to as “Brasil Telecom (Group)” and, for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

Supplementary pension plans are sponsored, related to retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), which originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the consent of the Supplementary Pension Plan Department - SPC, where applicable to the specific plans.

The plans sponsored are appraised by independent actuaries on the fiscal year closing date. For defined benefit plans mentioned in this note, the immediate recognition of actuarial gains and losses is adopted when the total liabilities for the plans that show a deficient condition are constituted. This measure has been applied since the 2001 fiscal year, when the regulations of CVM Resolution 371/00 were adopted. For the plans showing positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored are described below.

FUNDAÇÃO 14

Since the split of the only pension plan managed by SISTEL, PBS, in January 2000, the evolution tendency for a new stage was already estimated. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This tendency also occurred in the main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Supplementary Pension Plan Department – SPC.

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, it will provide management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while Fundação 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

This defined contribution and settled benefit plan was introduced on February 28, 2000. On December 31, 2001, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pension Plan Department – SPC of document sent to that agency due to the need for adjustments to the regulations. Thus, TCSPREV is constituted of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to new sponsors’ contracted ones. Nevertheless, this plan referring to defined contribution was offered again as from March 2005. TCSPREV currently assists to around 62.5% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to PBT-BrT Group, which was merged to TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$ 19,520.40 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. Until the quarter, the sponsors’ contributions to TCSPREV represented 5.03% of plan participants’ payroll. For employees linked to the plan, the contributions represented 4.90%

The contributions of the party-company in the quarter added up to R$ 4,206 (R$ 3,750 in 2005).

PAMEC-BrT

The contributions for this plan were fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan which remains under SISTEL’s management comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees/ PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001 and beneficiaries of the plans of definite benefits PBS’s sponsored by other companies. According to a legal and actuarial appraisal, the Company’s liability is exclusively limited to future contributions. During 2004, an optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On December 31, 2005, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
This plan is sponsored with contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PCE are also carried out.

The contributions to PAMA, in the part attributed to the Sponsor, in the quarter added up to R$ 37 (R$ 29 in 2005).

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by the Brasil Telecom S.A. at the end of 2000. The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension plans and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and benefits settled, recorded in October 2002 destined to grant supplementary pension plan benefits in addition to those of the official social security and that initially assisted only employees subject to the branch of Rio Grande do Sul. This pension plan has remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was interrupted. Nowadays, this plan assists around 33.2% of the staff.

Fundador - Brasil Telecom and Alternativo - Brasil Telecom
Defined benefit plans, destined to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. Currently, these plans assist around 0.1% of the staff.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age and limited to R$ 20,193.00 for 2006. Optionally, the participant could also contribute whether on a voluntary basis or sporadically to the plan, above the basic contribution, however without the parity of the sponsor. It is responsible for the costs of all administrative expenses and risk benefits. The Company’s contributions in 2005 corresponded to 8.41% of participants’ payroll linked to such plan, whereas for employees’ contributions, these accounted for 4.83%.

The contributions of the party-company in the quarter added up to R$ 3,420 (R$ 2,252 in 2005).

Fundador – Brasil Telecom and Alternativo - Brasil Telecom
The regular contribution by the sponsor in the year in the quarter was of 4.13% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 4.13%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The normal contributions of the Sponsor in the quarter added up to R$ 4 (R$ 4 in 2005).

The amortizable mathematical reserve, related to the current amount of the sponsor’s supplementary contribution, in view of the actuarial failure of the plans managed by FBrTPREV, has the maximum settlement period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Plan Department, dated January 25, 2002. Out of the maximum period established, there are 15 years and nine months for total settlement, and in the quarter the amount of R$ 34,179 (R$ 25,440 in 2005) was amortized.

b. Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting from the subsidiary Brasil Telecom S.A. held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives achieved, established by the Board of Directors for a five-year period. Up to March 31, 2006, no stock had been granted.

Program B

The exercise price is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option will take place in the manner and terms presented as follows:

	First Grant		Second Grant		Third Grant
	From	End of period	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the concession agreement. Until March 31, 2006, options were not granted.

The information related to the general plan to grant stock options is summarized below:

	03/31/2006
	Preferred Shares Options (Thousand)	Average Exercise Price R$
Balance on 12/31/05	410,737	13.00
Extinguished Options	81,779	13.00
Balance on 03/31/06	328,958	13.00

There was no granting of call options exercised until the balance sheet closing date and the representation of balance of options before the total of outstanding shares of the subsidiary Brasil Telecom S.A. is 0.06% (0.08% on 12/31/05).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$ 527 (R$ 390 in 2005).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic, tributary and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. Such lawsuits are being discussed under administrative and judicial scopes and in various levels, from preliminary to extraordinary ones.

It is also worth mentioning that the following shows in some cases, subject-matter identical to different risk level classifications, fact of which is justified by factual and procedural status related to each lawsuit.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the losses related to lawsuits filed by employees, former employees and of service companies, related to labor issue.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation on the account of the legal advisors of the Company, its subsidiaries and tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephone plans and indemnification and consumer lawsuits.

Classification by Risk Level

Contingencies of Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	03/31/06	12/31/05	03/31/06	12/31/05
Provisions	4,541	4,455	996,796	1,008,814
Labor	-	-	544,663	567,273
Tax	3,851	3,780	159,044	164,848
Civil	690	675	293,089	276,693
Linked Judicial Deposits	(1,116)	(1,234)	(379,149)	(355,864)
Labor	-	-	(318,067)	(332,540)
Tax	(426)	-	(1,802)	(1,281)
Civil	(690)	(1,234)	(59,280)	(22,043)
Total Provisions, Net of Judicial Deposits	3,425	3,221	617,647	652,950
Current	12	11	201,713	219,650
Long-term	3,413	3,210	415,934	433,300

Labor

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	-	567,273
Variations to the Result	-	30,281
Monetary Restatement	-	17,344
Revaluation of Contingent Risks	-	9,731
Provisions of New Shares	-	3,206
Payments	-	(52,891)
Subtotal I (Provisions)	-	544,663
Linked Judicial Deposits on 12/3105	-	(332,540)
Variations of Judicial Deposits	-	14,473
Subtotal II (Judicial Deposits)	-	(318,067)
Balance on 03/31/06, Net of Judicial Deposits	-	226,596

Main objects that affect the provisions for labor claims are the following:

(i)
Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)
Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)
Career Plan - related to the request for application of the career and salaries plan for employees of the Brasil Telecom S.A. Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by formerly Telesc;

(iv)
Joint/Subsidiary Liability - related to the request to ascribe responsibility to the subsidiary, made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v)	Overtime – refers to the salary and additional payment plea due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of rescission of labor contract without cause; and

(vii)	Request for the regulation application which established the payment of the incident percentage on the Company’s income, attributed to the Santa Catarina Branch.

(viii)
FGTS Fine Supplement resulting from understated inflation – this refers to requests to supplement the FGTS fine indemnification, in view of the recomposition of such fund accounts due to understated inflation.

Brasil Telecom S.A. brought a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all the amounts paid for such purpose.

Tax

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	3,780	164,848
Variations to the Result	71	13,150
Monetary Restatement	136	4,708
Revaluation of Contingent Risks	(65)	5,795
Provisions of New Shares	-	2,647
Payments	-	(18,954)
Subtotal I (Provisions)	3,851	159,044
Linked Judicial Deposits on 12/3105	-	(1,281)
Variations of Judicial Deposits	(426)	(521)
Subtotal II (Judicial Deposits)	(426)	(1,802)
Balance on 03/31/06, Net of Judicial Deposits	3,425	157,242

Main lawsuits provisioned refer to the following disputes:

(i)
Social Security – related to the non-payment of social security contribution incurring on the payment made to cooperative companies, as well as disagreement of understanding about funds composing the contribution salary;

(ii)
Federal Taxes – various assessments challenging supposed irregularities committed by the Company, such as undue tax loss carryforward occurred prior to the merger of other operators of Region II of PGO; and

(iii)	State Taxes – ICMS credits, the validity of which is challenged by state tax authorities

Civil

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	675	276,693
Variations to the Result	15	31,755
Monetary Restatement	15	5,226
Revaluation of Contingent Risks	-	10,399
Provisions of New Shares	-	16,130
Payments	-	(15,359)
Subtotal I (Provisions)	690	293,089
Linked Judicial Deposits on 12/3105	(1,234)	(22,043)
Variations of Judicial Deposits	544	(37,237)
Subtotal II (Judicial Deposits)	(690)	(59,280)
Balance on 03/31/06, Net of Judicial Deposits	-	233,809

Lawsuits provisioned are the following:

(i)
Review of contractual conditions - Lawsuit where a company which supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT, current Rio Grande do Sul Branch, owned by the subsidiary Brasil Telecom S.A., in the processes related to the compliance with the rule issued by the Ministry of Communications. These lawsuits are under various phases: lower court, court of appeals and Superior Court of Justice;

(iii)	Clients Service Centers – public civil actions, dealing with closing of clients service centers;

(iv)	Free Mandatory Telephone Directory – LTOG’s – lawsuits discussing the non-delivery of printed residential telephone directories; and

(v)
Other claims – these refer to various lawsuits in progress, comprising civil liability lawsuits, indemnifications due to contractual termination and consumer issues under procedural progress at special civil courts, courts of law and federal court throughout the country.

Contingencies with a Possible Risk

The position of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	03/31/06	12/31/05	03/31/06	12/31/05
Labor	-	-	437,706	419,169
Tax	31,274	30,065	2,329,727	2,205,388
Civil	-	-	527,206	1,779,336
Total	31,274	30,065	3,294,639	4,403,893

Labor

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	-	419,169
Monetary Restatement	-	14,517
Revaluation of Contingent Risks	-	(6,627)
New Shares	-	10,647
Amount estimated on 03/31/06	-	437,706

The main purposes composing the labor nature possible losses refer to joint/subsidiary liability, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions, and request for remuneration consideration due to overtime supposedly exceeding the regular working hours agreed upon.

Tax

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	30,065	2,205,388
Monetary Restatement	1,200	81,777
Revaluation of Contingent Risks	-	(137,092)
New Shares	9	179,654
Amount estimated on 03/31/06	31,274	2,329,727

Main causes existing are represented by the following subject-matters:

(i)	INSS assessments, with defenses under administrative or judicial levels, dealing with composition of amounts in contribution salary owed by the company, just like reclassifications mentioned in previous paragraph;

(ii)	Administrative defenses in lawsuits brought by the Internal Revenue Service, stemming from disparity of amounts between DCTF and DIPJ;

(iii)	Public civil actions discussing the supposed PIS and COFINS transfer to end consumers;

(iv)	ICMS incurring on international calls;

(v)	ICMS – rate difference in interstate acquisitions;

(vi)	ICMS – official notification about the supposed ICMS levy on the activities outlined in the Agreement 69/98;

(vii)	Withholding tax – on operations related to the protection to cover debts;

(viii)	Fund for Universalization of Telecommunications Services- FUST - by virtue of illegal retroactivity, according to the Company’s understanding of the change in the understanding of its calculation basis by ANATEL; and

(ix)	ISS – supposed levy on communication auxiliary services.

Civil

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	-	1,779,336
Monetary Restatement	-	9,757
Revaluation of Contingent Risks	-	(1,376,655)
New Shares	-	114,768
Amount estimated on 03/31/06	-	527,206

Main existing lawsuits are represented by the following subject-matters:

(i)

Repayments in lawsuits derived from PCT – the plaintiffs intend with Brasil Telecom S.A., the repayment in lawsuits related to the agreements resulting from Telephony Community Program. Such lawsuits are under various phases: lower courts, Court of Appeals and Superior Court of Justice;

During the quarter these proceedings were strongly reviewed as to the calculation of the amounts involved and to the risk exposure, resulting in the reduction of their amount;

(ii)	Indemnification and consumer lawsuits and;

(iii)	Contract – lawsuits related to claim percentage derived from Real Plan, to be applied in services agreements, review of conversion of installments in URV and consequently in Reais, related to the supply of equipment and services rendered.

Contingencies with a Remote Risk

Besides claims mentioned, there are also contingencies, the risk level of which was assessed as remote, the amounts of which are shown as follows:

PARENT COMPANY	CONSOLIDATED
Nature	03/31/06	12/31/05	03/31/06	12/31/05
Labor	-	-	182,817	166,755
Tax	23,509	23,981	477,487	700,858
Civil	37,204	36,290	323,231	443,232
Total	60,713	60,271	983,535	1,310,845

Letters of Guarantee

The Company maintains letters of guarantee entered into with financial institutions, at the amount of R$ 13,740 (R$ 13,740 on 12/31/05), as supplementary guarantee of lawsuits under provisory execution. Such guarantees are contracted for an indeterminate duration and respective charges vary between 0.65% and 1.20% p.a., represented by an average rate of 0.87% p.a. For consolidated effects, the letters of guarantee with such purpose represent R$ 569,489 (R$ 639,499 on 12/31/05), and charges vary between 0.50% and 2.00% p.a., resulting in an average rate equivalent to 0.89% p.a.

The judicial deposits related to contingencies of possible and remote risk of loss are described in Note 23.

b. Contingent Assets

As follows, the tax claims promoted by the Company and Brasil Telecom S.A. are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisors, the assessment of success in future filing of appeals is assessed as probable:

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. The amount estimated recoverable is R$ 130,449 (R$ 126,268 on 12/31/05) for the Company and R$ 255,661 (R$ 242,488 on 12/31/05 for the Consolidated). In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law.

We are awaiting the judgments of lawsuits brought by the Company and its Subsidiary and the amounts attributed to contingent assets were not recognized in the financial statements.

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

The Company is authorized to increase its capital stock by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares can be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraph of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital on the quarter closing date is R$ 2,596,272 (R$ 2,596,272 on December 31, 2005) and represented by shares without par value as follows:

In thousands of share
Type of Shares	Total Shares		Treasury Stock		Outstanding Shares
	03/31/06	12/31/05	03/31/06	12/31/05	03/31/06	12/31/05
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,526	229,937,526	-	-	229,937,526	229,937,526
Total	363,969,214	363,969,214	1,480,800	1,480,800	362,488,414	362,488,414

	03/31/06	12/31/05
Book Value per thousand Outstanding Shares (R$)	14.57	14.48

In the determination of the calculation of book value per thousand shares the common shares held in treasury are deduced.

b. Treasury Stock

Treasury stock comes from repurchase programs carried out during the years of 2002 to 2004. On September 13, 2004 a material fact was published, relating to the last proposal approved by the Company’s Board of Directors, for the repurchase of preferred and common shares issued by the Company, to remain held in treasury or to be cancelled, or subsequent disposal, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of common and preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The movement of treasury stock is presented as follows:

	03/31/06		12/31/05
	Common shares (thousands)	Amount	Common shares (thousands)	Amount
Opening balance in the quarter	1,480,800	20,846	1,480,800	20,846
Closing balance in the quarter	1,480,800	20,846	1,480,800	20,846

Historical cost in the acquisition of treasury stock (R$ per one thousand shares)	03/31/06	12/31/05
Weighted Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost of acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, no disposal of common shares acquired occurred.

Market value of Treasury Stock

The market value of treasury stocks on the quarter closing date was the following:

	03/31/06	12/31/05
Number of common shares held in treasury (thousand shares)	1,480,800	1,480,800
Quote per one thousand shares on BOVESPA (R$)	23.20	23.76
Market value	34,355	35,184

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	03/31/06	12/31/05
Book Value	2,115,501	2,082,824
Treasury Stock	(20,846)	(20,846)
Balance of Retained Earnings, net of Treasury Stock	2,094,655	2,061,978

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Goodwill Reserve in the Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital, or to offset losses.

Unrealized Profit Reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/01, the income recorded under the unrealized profit reserve as from 2002 fiscal year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this case of unrealized profit reserves existed in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted according to the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s bylaws.
As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law number 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend, in accordance with article 44 of the Bylaws.

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

	03/31/06	03/31/05
Fixed Telephone Service

Local Service	1,769,083	1,735,014
Activation Fee	4,181	7,754
Subscription	893,327	851,463
Measured Service Charges	355,601	340,424
Fixed Mobile– VC1	503,463	515,955
Rental	316	351
Others	12,195	19,067

Long Distance Service	703,873	755,101
Fixed Intra-Sectorial	230,070	248,248
Fixed Intra-Regional (Inter-Sector)	82,154	99,114
Fixed Inter-Regional	69,785	70,108
VC2	167,520	191,692
Fixed Origin	70,236	75,449
Mobile Origin	97,284	116,243
VC3	141,642	130,890
Fixed Origin	58,823	52,426
Mobile Origin	82,819	78,464
International	12,702	15,049
Interconnection	108,502	164,639
Fixed x Fixed	71,691	101,004
Mobile x Fixed	36,811	63,635

Lease of Means	82,969	65,932
Public Telephony	127,865	86,919
Supplementary Services, Intelligent Network and Advanced Telephony	86,151	83,076
Other	10,433	10,408

Total Fixed Telephone Service	2,888,876	2,901,089

Mobile Telephone Service

Telephony	172,928	99,612
Subscription	57,841	34,601
Utilization	80,949	57,412
Roaming	3,461	719
Interconnection	26,106	6,384
Other Services	4,571	496

Sale of Goods	54,644	47,404
Cellular Handsets	52,742	44,129
Electronic Cards- Brasil Chip, Accessories and Other Goods	1,902	3,275

Total Mobile Telephone Service	227,572	147,016

Data Transmission Services and Other

Data Transmission	454,459	328,569
Other Services of Main Activities	83,980	92,057

Total Data Transmission Services and Other	538,439	420,626

Gross Operating Revenue	3,654,887	3,468,731

Gross Revenues Deductions	(1,177,990)	(1,021,155)
Taxes on Gross Revenues	(1,055,307)	(971,109)
Other Deductions on Gross Revenues	(122,683)	(50,046)

Net Operating Revenue	2,476,897	2,447,576

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the generation of services rendered and goods sold are as follows:

CONSOLIDATED
	03/31/06	03/31/05
Interconnection	(498,539)	(576,133)
Depreciation and Amortization	(568,851)	(570,630)
Third-Party Services	(223,378)	(194,037)
Rent, Leasing and Insurance	(94,158)	(101,668)
Goods Sold	(53,984)	(52,397)
Personnel	(53,016)	(33,774)
Employees’ Profit Sharing	(5,600)	(3,531)
FISTEL	(12,028)	(18,166)
Concession Burden	(17,043)	-
Material	(18,063)	(16,601)
Connection Means	(20,590)	(15,651)
Other	(2,688)	(3,118)
Total	(1,567,938)	(1,585,706)

11. COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

	CONSOLIDATED
	03/31/06	03/31/05
Third-Party Services	(168,211)	(190,377)
Losses on Accounts Receivable	(96,141)	(77,589)
Allowance for Doubtful Accounts	(16,635)	(27,318)
Personnel	(67,566)	(56,588)
Employees’ Profit Sharing	(5,716)	(4,320)
Material	(6,809)	(7,659)
Depreciation and Amortization	(4,113)	(3,957)
Rent, Leasing and Insurance	(2,629)	(2,646)
Other	(6,596)	(295)
Total	(374,416)	(370,749)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Third-Party Services	(3,465)	(3,462)	(172,771)	(169,783)
Depreciation and Amortization	(80)	(120)	(75,821)	(70,511)
Personnel	(1,081)	(1,368)	(50,661)	(48,132)
Employees’ Profit Sharing	-	(652)	(7,678)	(6,824)
Rent, Leasing and Insurance	(576)	(1,422)	(9,886)	(11,702)
Material	-	(15)	(4,999)	(1,956)
Other	(9)	(4)	(1,031)	(667)
Total	(5,211)	(7,043)	(322,847)	(309,575)

13. OTHER OPERATING INCOME (EXPENSES)

The remaining income and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Operational Infrastructure Rent and Other	-	-	21,869	9,628
Fines	494	(6)	21,316	21,625
Administrative and Technical Services	-	898	14,235	12,785
Provision/Reversal of Other Provisions	-	-	14,164	(7,778)
Recovery of Taxes and Recovered Expenses	-	208	4,657	27,103
Subsidies and Donations Received	-	-	2,473	-
Investment Dividends Evaluated by Acquisition Cost	3	-	3	-
Contingencies – Provision(1)	(86)	(522)	(75,185)	(35,861)
Amortization of Goodwill in the Acquisition of Investments	-	(470)	(21,262)	(26,351)
Taxes (Other than on Gross Revenue, Income and Social Contribution Taxes)	(101)	(65)	(20,212)	(14,639)
Pension Funds – Provision and Administrative Cost	-	-	(7,182)	(5,451)
Court Fees	-	-	(5,420)	(875)
Donations and Sponsorships	-	-	(1,022)	(1,234)
Loss on Write-off of Maintenance/Resale Inventories	-	-	(183)	(157)
Indemnifications – Telephony and Others	-	-	-	(3,532)
Other Revenues (Expenses)	(157)	(192)	(4,709)	(4,000)
Total	153	(149)	(56,458)	(28,737)
(1) The contingencies provisioned are informed in the Note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Financial Income	69,074	90,012	116,097	195,122
Local Currency	66,819	89,453	111,270	163,083
On Rights in Foreign Currency	2,255	559	4,827	32,039
Financial Expenses	(16,785)	(18,941)	(191,361)	(247,308)
Local Currency	(9,835)	(16,268)	(150,327)	(168,632)
On Liabilities in Foreign Currency	(6,950)	(2,673)	(41,034)	(78,676)
Total	52,289	71,071	(75,264)	(52,186)

15. NON-OPERATING INCOME (EXPENSES)

	03/31/06	03/31/05	03/31/06	03/31/05
Provision/Reversal for Realization Amount and Fixed Asset Losses	-	-	1.583	6.394
Provision/Reversal for Investment Losses	144	234	1.236	(2.359)
Result in the Write-off of Fixed and Deferred Assets		-	(3.303)	(6.289)
Amortization of Goodwill in the Merger	-	-	(1.953)	(32.957)
Gain (Loss) with Investments	(5)	1.469	(5)	1.469
Other Non-operating Income (Expenses)	-	-	(88)	(113)
Total	139	1.703	(2.530)	(33.855)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON EARNINGS

Income tax and social contribution on earnings are booked on accrual basis, being temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
Income Before Taxes and After Employee and Management Profit Sharing	03/31/06	03/31/05	03/31/06	03/31/05
	48,729	66,140	77,444	66,768
Income of Companies Not Subject to the Calculation of Income Tax and Social Contribution on Net Income	-	-	22,260	7,348
Total Taxable Income	48,729	66,140	99,704	74,116
Corporate Income Tax – IRPJ
Corporate Income Tax (IRPJ) over Taxed Income (10%+15%=25%)	(12,182)	(16,535)	(24,926)	(18,529)
Permanent Additions	(504)	(505)	(11,366)	(13,323)
Exchange Variation on Investments	(36)	-	(5,076)	(136)
Amortization of Goodwill	-	(117)	(2,413)	(8,767)
Equity in Subsidiaries	(467)	(334)	-	-
Non-operating Equity in Subsidiaries	(1)	-	-	-
Other Additions	-	(54)	(3,877)	(4,420)
Permanent Exclusions	881	902	4,189	16,351
Federal Tax Recoverable	-	-	-	3,956
Dividends of Investments Valued by Acquisition Cost/ Lapsed Dividend	1	-	1	-
Equity in Subsidiaries	844	476	-	-
Exchange Variation on Investments	-	-	-	438
Other Exclusions	36	426	4,188	11,957
Compensation of Tax Losses	-	-	3	494
Other	4	4	1,329	138
IRPJ Expenses in the Statement of Income	(11,801)	(16,134)	(30,771)	(14,869)
Social Contribution on Net Income – CSLL
CSLL over Taxed Income (9%)	(4,386)	(5,953)	(8,973)	(6,670)
Permanent Additions	(182)	(163)	(3,930)	(5,406)
Exchange Variation on Investments	(13)	-	(1,827)	(49)
Amortization of Goodwill	-	(42)	(869)	(3,964)
Equity in Subsidiaries	(168)	(120)	-	-
Non-operating Equity in Subsidiaries	(1)	-	-	-
Other additions	-	(1)	(1,234)	(1,393)
Permanent Exclusions	317	325	1,508	6,695
Equity Accounting	304	172	-	-
Exchange Variation on Investments	-	-	-	158
Federal Tax Recoverable	-	-	-	1,424
Other exclusions	13	153	1,508	5,113
Compensation of Negative Calculation Basis	-	-	2	179
Other	-	-	52	-
Effect of CSLL in the Statement of Income	(4,251)	(5,791)	(11,341)	(5,202)
Effect of IRPJ and CSLL in Statement of Income	(16,052)	(21,925)	(42,112)	(20,071)

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Cash	-	-	4,645	5,106
Bank Accounts	172	208	15,966	58,177
High-Liquid Investments	833,388	883,482	1,659,267	2,550,490
Total	833,560	883,690	1,679,878	2,613,773

Total high-liquid investments represent amounts invested in exclusive funds managed by financial institutions and guaranteed by federal securities with average yield equivalent to DI CETIP (CDI), in exclusive funds managed by financial institutions and guaranteed by US dollar future contracts traded in the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earn exchange rate variation plus interest of 4.5% p.a., in deposit certificates issued by financial institutions overseas and in bank deposit certificates issued by prime financial institutions with average yield equivalent to CDI.

The subsidiary Brasil Telecom S.A. and the companies under its control are subject to a partial and temporary blocking of its financial investments, at the total amount of approximately R$ 247,442, with no loss of the remuneration to be received by it. Such retention refers to the fact that the Subsidiary did not reach certain minimum amounts for certain financial indices, established in agreements entered into with BNDES. Further information about the blocking and its period of duration may be verified in the Note 5.h. Subsequently, to the quarter closing date, Brasil Telecom S.A. and Freelance were notified about retentions which tool place in their investment fund portfolios, in the amount of R$ 91,439 and R$ 100,000, respectively, representing R$ 191,439 for the Consolidated. For purposes of presentation of this quarterly information, the retained amounts were reclassified from high-liquid investments to the item contractual retentions, in current assets.

The breakdown of high-liquid investment portfolio is presented below, on the quarter closing date:

PARENT COMPANY
	03/31/06
Financial Institution	Investments Nature			Rectifier		Total
	LTN (with swap coverage)	LFT	Over Selic	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	101,893	21,939	3,267	(1,641)	(16)	125,442
Banco do Brasil	64,949	129,617	1	(13)	(2,539)	192,015
Bradesco	57,889	25,980	6,266	(1,093)	(7)	89,035
Citi FAM (Legg Mason)	212,197	5,281	11	(2,868)	-	214,621
Itaú	77,257	28,580	1	(1,449)	(26)	104,363
Safra	29,481	79,601	200	(1,370)	-	107,912
Total of Exclusive Funds	543,666	290,998	9,746	(8,434)	(2,588)	833,388
Total High-Liquid Investments	543,666	290,998	9,746	(8,434)	(2,588)	833,388

CONSOLIDATED
	03/31/06
Financial Institution	Investments Nature
	LTN (with swap coverage)	LFT	Overnight	NBC-E	Over Selic	NTN-D
Exclusive Funds
ABN Amro	152,791	32,898	-	-	4,899	-
Banco do Brasil	83,272	286,644	1,657	-	5,174	-
Bradesco	89,160	40,013	-	-	9,652	-
CEF	41,010	26,988	-	-	13,092	-
Citi FAM (Legg Mason)	212,198	5,281	-	-	11	-
Itaú	88,683	32,806	-	-	1	-
Safra	43,992	83,648	-	-	523	-
Santander	71,679	20,268	-	35,212	1,297	10,472
Unibanco	42,420	25,261	-	-	1,103	-
Votorantim	111,516	42,817	-	-	8,241	-
Total of Exclusive Funds	936,721	596,624	1,657	35,212	43,993	10,472
Other Investments
Safra	-	-	208,444	-	-	-
Total of Other Investments	-	-	208,444	-	-	-
Total of High-Liquid Investments	936,721	596,624	210,101	35,212	43,993	10,472

CONSOLIDATED
	2005
Financial Institution	Investments Nature		Rectifier		Total
	Open Investment Funds (Fixed Income)	Bank Deposits Certificates	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(2,529)	(24)	188,035
Banco do Brasil	-	-	(2,164)	(2,547)	372,036
Bradesco	-	-	(1,598)	(10)	137,217
CEF	-	-	(1,224)	(23)	79,843
Citi FAM (Legg Mason)	-	-	(2,868)	-	214,622
Itaú	-	-	(1,646)	(30)	119,814
Safra	-	-	(1,643)	-	126,520
Santander	-	-	(1,569)	(34)	137,325
Unibanco	-	-	(569)	(34)	68,181
Votorantim	-	-	(2,163)	(57)	160,354
Total of Exclusive Funds	-	-	(17,973)	(2,759)	1,603,947
Other Investments	-	-
Safra	9	3,298	-	-	211,751
Other Institutions	28,768	6,240	-	-	35,008
Total of Other Investments	28,777	9,538	-	-	246,759
Total High-Liquid Investments	28,777	9,538	(17,973)	(2,759)	1,850,706

Partial block related to Contractual Retentions	(191,439)
Total High-Liquid Financial Investments, Net of Contractual Retentions	1,659,267

Exclusive funds, which are regularly audited and to which there is no reservation of opinions, are subject to obligations restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Operating Activities
Net Income for the Period	32,677	44,215	33,546	45,088
Minority Interest	-	-	1,786	1,609
Income Items not Affecting Cash	(11,754)	(12,008)	1,072,483	1,052,426
Depreciation and Amortization	80	589	672,000	702,709
Losses on Accounts Receivables from Services	-	-	96,141	77,589
Allowance for Doubtful Accounts	-	-	16,635	27,318
Provision for Contingencies	86	522	75,185	35,861
Provision for Pension Funds	-	-	7,182	5,451
Deferred Taxes	(10,421)	(10,857)	204,623	208,699
Income in Permanent Assets Write-off	(145)	(235)	712	6,433
Equity in Subsidiaries	(1,359)	(558)	-	-
(Gain) / Loss with Investments	5	(1,469)	5	(2,675)
Other (Revenues) Expenses	-	-	-	(8,959)
Equity Changes	(26,895)	(779)	(877,916)	(477,402)
Trade Accounts Receivable	-	-	(102,659)	(180,157)
Inventories	-	-	2,779	36,506
Judicial Deposits	(28,412)	(161)	(39,300)	(31,463)
Contractual Retentions	-	-	(191,439)	-
Payroll, Social Charges and Benefits	(7)	1,171	(3,415)	7,263
Accounts Payable and Accrued Expenses	(52,809)	(1,257)	(91,430)	(7,481)
Taxes	46,409	6,023	(226,094)	(285,439)
Financial Charges of Loans and Financing	(3,558)	(6,982)	(55,523)	(3,151)
Provisions for Contingencies	118	(2)	(110,489)	(38,070)
Provisions for Pension Plans	-	-	(34,179)	(25,440)
Other Assets and Liabilities Accounts	11,364	429	(26,167)	50,030
Cash Flow from Operating Activities	(5,972)	31,428	229,899	621,721

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Year	(295,019)	(203,593)	(397,365)	(323,077)
Loans and Financing	-	(41)	(160,789)	(137,961)
Loans Obtained	-	-	1,500	5,272
Loans Settled	-	(41)	(162,289)	(143,233)
Increase (Decrease) of Shareholders’ Equity	-	-	5	-
Acquisition of Own Shares	-	-	29	(62,272)
Other Flows from Financing Activities	-	1,469	17,665	1,573
Cash Flow from Financing Activities	(295,019)	(202,165)	(540,455)	(521,737)

Investment Activities
Financial Investments (including Debentures)	30,410	41,164	(14)	21
Funds Obtained in the Sale of Permanent Assets	-	-	125	479
Investments in Permanent Assets	(257)	(311)	(623,450)	(524,807)
Cash Flow from Investment Activities	220,708	250,236	-	-
Investment Activities	250,861	291,089	(623,339)	(524,307)

Cash Flow for the Period	(50,130)	120,352	(933,895)	(424,323)

Cash and Cash Equivalents
Closing Balance	833,560	949,135	1,679,878	2,802,270
Opening Balance	883,690	828,783	2,613,773	3,226,593
Variation of Cash and Cash Equivalents	(50,130)	120,352	(933,895)	(424,323)

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	03/31/06	12/31/05
Billed Services	1,549,837	1,432,862
Unbilled Services	887,003	961,060
Sales of Goods	83,936	120,337
Subtotal	2,520,776	2,514,259
Allowance for Doubtful Accounts	(378,081)	(361,446)
Services Rendered	(371,393)	(353,078)
Sales of Goods	(6,688)	(8,368)
Total	2,142,695	2,152,813

Current	1,578,135	1,633,154
Past Due
01 to 30 Days	415,356	398,356
31 to 60 Days	157,036	130,378
61 to 90 Days	99,096	82,622
91 to 120 Days	71,105	71,340
Over 120 Days	200,048	198,409

19. INVENTORIES

The maintenance and resale inventories, to which provisions for losses or adjustments at the forecast in which they must be realized are constituted, are composed as follows:

CONSOLIDATED
	03/31/06	12/031/05
Inventories for Resale (Cell Phones and Accessories)	111,380	114,340
Maintenance Inventories	11,688	12,497
Provision for the Adjustment to the Realization Value	(36,055)	(37,036)
Provision for Probable Losses	(6,756)	(6,766)
Total	80,257	83,035

20. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Loans
Loans	100,912	101,098	110,017	110,271
Loans to Subsidiary	51,137	58,798	-	-
Financing
Debentures of Subsidiary	534,070	560,459	-	-
Total	686,119	720,355	110,017	110,271
Current	-	-	5,805	3,962
Long-term	686,119	720,355	104,212	106,309

The loans and financing account includes the amount of R$ 100,912 (R$ 101,098 on 12/31/05), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a transfer of funds for financing their expansions. Such amounts are subject to exchange variation plus interest between 11.55% p.a., and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables. Expenses for the period, relating to the restatement of charges on these loans receivable, due to the decrease in the US dollar rate, is being deferred for tax purposes, and the corresponding deferred income tax and social contribution are recognized.

The amounts related to loans and debentures receivable from the subsidiary Brasil Telecom S.A., with maturity less than a year, in the amount of R$ 540,588 (R$ 567,747 on 12/31/05), are being presented in the long-term assets, in accordance with the article 179 of the Corporate Law.

21. DEFERRED AND RECOVERABLE TAXES

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Corporate Income Tax
Deferred Income Tax, on:
Tax Losses	-	-	329,911	298,795
Provisions for contingencies	1,135	1,114	243,138	246,554
Provision for pension plan actuarial insufficiency coverage	-	-	176,269	182,022
Allowance for doubtful accounts	-	-	94,425	90,216
ICMS - Agreement 69/98	-	-	73,071	68,601
Provision for suspended collection - COFINS/CPMF/INSS	9,767	9,767	23,910	23,631
TJLP on debits included in REFIS	-	-	7,931	-
Provision for employee profit sharing	-	-	6,683	14,029
Provision for suspended collection - FUST	-	-	4,841	-
Unrealized revenue	-	-	1,213	1,544
Loss related to Swap Exchange Variation	-	-	-	56,367
Other Provisions	(198)	(201)	23,178	24,414
Subtotal	10,704	10,680	984,570	1,006,173
Social Contribution on Income
Deferred Social Contribution on:
Negative calculation basis	-	-	118,947	107,736
Provisions for contingencies	409	401	87,530	88,759
Provision for pension plan actuarial insufficiency coverage	-	-	63,457	65,528
Allowance for doubtful accounts	-	-	33,993	32,478
TJLP on debits included in REFIS	-	-	2,855	-
Provision for employee profit sharing	-	-	2,512	5,188
Provision for Suspended Collection - FUST	-	-	1,743	-
Unrealized revenue	-	-	437	556
Loss related to Swap Exchange Variation	-	-	-	20,292
Other Provisions	(74)	(74)	5,098	10,548
Subtotal	335	327	316,572	331,085
Total	11,039	11,007	1,301,142	1,337,258
Current	1,271	1,241	288,124	366,160
Long-term	9,768	9,766	1,013,018	971,098

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study using forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, and in view of the closing of the fiscal year the technical study is submitted to approval by the board of executive officers and the board of directors, as well as it is examined by the fiscal council.

PARENT COMPANY
CONSOLIDATED
2006	1,273	226,195
2007	1,954	178,414
2008	1,953	105,281
2009	1,953	115,897
2010	1,953	131,930
2011 to 2013	1,953	389,101
2014 to 2015	-	28,076
After 2015	-	126,248
Total	11,039	1,301,142
Current	1,271	288,124
Long-term	9,768	1,013,018

The recoverable amount foreseen after the year 2015 is a result of a provision to cover an actuarial insufficiency of the pension plan, which is being settled by Brasil Telecom S.A. according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 15 years and 9 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$ 133,759, attributed to the Consolidated were not recorded, due to the history of losses or uncertainties of future taxable income in VANT, BrT, Multimidia, BrT CSH and BrT CS Ltda, indirect subsidiaries.

Other Tax Recoverable

It is comprised of Federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Corporate Income Tax	349,913	400,572	603,114	743,868
ICMS	-	-	572,531	496,163
PIS and COFINS	550	533	97,131	100,591
Social Contribution on Net Income	24,581	26,641	94,781	106,755
FUST	-	-	696	-
Other	9	9	3,732	4,430
Total	375,053	427,755	1,371,985	1,451,807
Current	137,837	152,926	900,040	910,580
Long-term	237,216	274,829	471,945	541,227

22. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, compensated with 95% of the SELIC rate, maintained by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A., in guarantee of the financing obtained through the Program to Promote the Integrated and Sustainable Economic Development of the Federal District (PRÓ-DF). These long-term income securities, which add up to R$ 2,788 (R$ 2,604 on 12/31/05) relating to the Consolidated, will be maintained during the period of utilization and amortization of the financing (liabilities), whose first payment of the grace period is estimated for 2019, with settlement in 180 monthly and successive installments. This asset may be used for the settlement of the final installments of the referred financing.

23. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss:

PARENT COMPANY	CONSOLIDATED
Nature of Related Liabilities	03/31/06	12/31/05	03/31/06	12/31/05
Labor	-	-	66,823	54,289
Tax	43,708	15,296	138,693	89,876
Civil	-	-	18,180	40,231
Total	43,708	15,296	223,696	184,396
Current	-	-	33,589	31,465
Long-term	43,708	15,296	190,107	152,931

24. CONTRACTUAL RETENTIONS

They refer to the retained portion of investments funds of Brasil Telecom S.A. and Freelance, in view of the financing agreements maintained with BNDES. Further information is mentioned in note 5.h. The retentions took place after the closing of the quarter, according to the note of subsequent events, 43. The consolidated retained amount was R$ 191,439, and such amounts were reclassified in the item high-liquid financial investments for presentation purposes.

25. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Advances to Suppliers	-	-	45,932	47,549
Advances to Employees	-	-	28,577	30,593
Receivables from Other Telecom Companies	-	-	7,953	8,018
Contractual Guarantees and Retentions	-	-	1,291	1,299
Prepaid Expenses	2,661	4,872	121,728	95,569
Tax Incentives	-	-	14,473	14,473
Compulsory Deposits	-	-	1,750	1,750
Assets for Sale	-	-	980	9,175
Other	645	389	11,520	11,006
Total	3,306	5,261	234,204	219,432
Current	3,306	5,261	164,887	152,214
Long-term	-	-	69,317	67,218

26. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Investments Valued using the Equity Method	3,739,281	3,737,927	-	-
Brasil Telecom S.A.	3,701,362	3,697,991	-	-
Nova Tarrafa Participações Ltda.	36,146	37,926	-	-
Nova Tarrafa Inc.	1,773	2,010	-	-
Advances for Future Capital Increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill Paid on Acquisition of Investments	-	-	320,428	356,430
IG Cayman	-	-	200,962	229,047
MTH Ventures do Brasil	-	-	68,059	73,578
Companies IBEST	-	-	47,175	49,102
Companies BRT Cabos Submarinos	-	-	4,232	4,703
Investments Valued using the Acquisition Cost	6,911	6,910	46,059	46,059
Tax Incentives, Net of Allowance for Losses	304	160	20,072	20,533
Other Investments	-	-	389	389
Total	3,746,517	3,745,018	386,948	423,411

Advances for future capital increase in favor of the Subsidiaries were considered in the investments appraisal, for the allocated investments are only awaiting for the formalization of the corporate acts of these companies, so that the respective capital increases in favor of the Company can be made.

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda., and Nova Tarrafa Inc., the principal data of which are as follow:

	BT S.A.	NTP (Ltda.)	NTI
Shareholders’ Equity	5,501,630	36,146	1,773
Capital Stock	3,435,788	32,625	2,178
Book Value Per Share/Share quota (R$)	0.010	1.11	1,768.10
Net Income (Loss) at the end of the quarter	5,016	(1,780)	(92)
Number of Shares/Share quotas held by Company (in thousands)
Common Shares	247,276,381	-	1
Preferred Shares	116,685,184	-	-
Share quotas	-	32,625	-
Ownership % in Subsidiary’s Capital (1)
In Total Capital	67.20%	99.99%	100%
In Voting Capital	99.07%	99.99%	100%
(1) It considers the outstanding capital stock.

The equity method result is composed of the following values:

	Operating		Non-Operating
	03/31/06	03/31/05	03/31/06	03/31/05
Brasil Telecom S.A.	3,376	1,884	(5)	1,468
Nova Tarrafa Participações Ltda.	(1,780)	(1,214)	-	-
Nova Tarrafa Inc. (1)	(237)	(112)	-	-
Total	1,359	558	(5)	1,468
(1) It includes exchange variation, linked to investment abroad.

Investments valued using the acquisition cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies, or the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and Audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

27. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Nature of Property, Plant and Equipment	03/31/06				12/31/05
	Annual depreciation rates	Cost	Accumulated Amortization	Net book Value	Net book Value
Assets for General Use	5% - 20%	53,468	(52,387)	1,081	1,149
Other Assets	19.9%(1)	3,926	(3,851)	75	80
Total		57,394	(56,238)	1,156	1,229

CONSOLIDATED
Nature of Property, Plant and Equipment	03/31/06				12/31/05
	Annual depreciation rates	Cost	Accumulated Amortization	Net book Value	Net book Value
Construction in Progress	-	394,676	-	394,676	636,251
Public Switching Equipment	20%	5,053,306	(4,630,757)	422,549	450,724
Equipment and Transmission Means	17.4%(1)	11,696,788	(8,645,279)	3,051,509	3,191,261
Terminals	20%	485,633	(451,509)	34,124	37,476
Data Communication Equipment	20%	1,731,626	(907,731)	823,895	812,659
Buildings	4%	936,732	(512,567)	424,165	430,254
Infrastructure	9%(1)	3,676,295	(2,141,996)	1,534,299	1,577,189
Assets for general use	18.5%(1)	1,072,629	(687,385)	385,244	390,878
Land	-	87,258	-	87,258	86,411
Other Assets	20%(1)	1,137,964	(533,563)	604,401	606,901
Total		26,272,907	(18,510,817)	7,762,120	8,220,004
(1) Annual average weighted rate.

According to the STFC concession contracts, the subsidiary’s assets (Brasil Telecom S.A.) that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the subsidiary being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts. The amount of reversible assets on the quarter closing date was R$ 20,665,997 for cost, with residual amount of R$ 4,626,547 (information not reviewed by the independent auditors).

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts in the quarter relating to the Consolidated amount to R$ 119,560 (R$ 124,015 in 2005).

Leasing

The subsidiary Brasil Telecom S.A. has financial leasing agreements for information technology equipment. The expenses registered with leasing were R$ 4,012 (R$ 2,625 in 2005) for the Consolidated. The Company only recorded such expenditure in 2005, in the amount of R$ 261.

Insurance (not reviewed by the independent auditors)

An insurance policy program is maintained by Brasil Telecom S.A. for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses were R$ 576 (R$ 1,158 in 2005) for the Company and R$ 3,691 (R$ 4,626 in 2005) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cost	Amount Insured
		03/31/06	12/31/05
Operating Risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	12,077,311	11,923,121
Loss of Profit	Fixed expenses and net income	9,015,211	8,163,247
Contractual Guarantees	Compliance with contractual obligations	208,658	214,142
Civil Liability	Telephony service operations	12,000	12,000

The Company contracted the coverage of insurance related to managers’ civil liability, which also comprises the subsidiary Brasil Telecom S.A., the total amount insured of which corresponds to thirty million U.S. dollars (US$ 30,000,000.00) ..

There is no insurance coverage for optional civil liability related to third party claims involving Company’s vehicles.

The assumptions of risks adopted, given their nature, do not integrate the scope of an audit of the financial statements, accordingly, they were not examined by our independent auditors.

28. DEFERRED CHARGES

PARENT COMPANY
	03/31/06			12/31/05
	Cost	Accumulated Amortization	Net book Value	Net book Value
Data Processing Systems	148	(97)	51	59
Total	148	(97)	51	59

CONSOLIDATED
	03/31/06			12/31/05
	Cost	Accumulated Amortization	Net book Value	Net book Value
Data Processing Systems	959,253	(375,107)	584,146	587,670
Installation and Reorganization Costs	336,847	(163,064)	173,783	186,889
Goodwill on Merger	651,338	(650,445)	893	1,148
Other	56,088	(10,208)	45,880	6,407
Total	2,003,526	(1,198,824)	804,702	782,114

29. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Salaries and Compensation	-	-	1,553	3,995
Payroll Charges	59	66	61,929	61,157
Benefits	8	8	5,319	6,391
Other	-	-	6,072	6,745
Total	67	74	74,873	78,288
Current	67	74	74,873	78,288

30. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Suppliers	1,109	1,367	1,400,197	1,809,215
Third-party Consignments	113	52,921	116,357	207,617
Total	1,222	54,288	1,516,554	2,016,832
Current	1,222	54,288	1,494,473	1,995,475
Long-term	-	-	22,081	21,357

The amounts recorded under long-term are derived from liabilities to remunerate the third-party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

31. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
ICMS, net of Judicial Deposits of Agreement 69/98	68	68	860,699	858,936
ICMS	68	68	1,142,942	1,124,942
Judicial Deposits referring to the Agreement ICMS 69/98	-	-	(282,243)	(266,006)
PIS and COFINS	41,696	41,809	186,393	200,774
Other	13	6	74,076	52,771
Total	41,777	41,883	1,121,168	1,112,481
Current	2,834	26,959	824,601	803,486
Long-term	38,943	14,924	296,567	308,995

The subsidiary Brasil Telecom S.A. paid PIS and COFINS taxes in installments, through the Special Payment in Installments (“PAES”), whose balance is restated by the long-term interest rate (TJLP) at R$ 24,519 (R$ 31,224 on 12/31/05), to be paid in installments for the remaining 87 months.

The balance referring to ICMS comprises amounts resulting from the Agreement 69/98, which is being challenged in Court, with monthly deposits in court. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

32. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Corporate Income Tax
Payables Due	29,224	44,119	83,696	195,631
Law 8,200/91 – Special Monetary Restatement	-	-	6,067	7,323
Subtotal	29,224	44,119	89,763	202,954
Social Contribution on Income
Payables Due	10,524	12,205	26,822	59,275
Law 8,200/91 – Special Monetary Restatement	-	-	2,184	2,636
Subtotal	10,524	12,205	29,006	61,911
Total	39,748	56,324	118,769	264,865
Current	18,455	32,658	92,422	231,786
Long-term	21,293	23,666	26,347	33,079

The subsidiary Brasil Telecom S.A. maintains debts registered in REFIS, related to the denial of offset tax losses, derived from CRT and TBS (companies merged in 2000), at the amount of R$ 33,858 (R$ 33,334 on 12/31/05), the settlement of which awaits ratification for offsetting with tax credits.

33. DIVIDENDS/INTEREST ON SHAREHOLDER’S EQUITY AND EMPLOYEES AND MANAGEMENT PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Controlling Shareholders	-	56,486	-	56,486
Dividends/Interest on shareholders’ equity	-	66,454	-	66,454
Withholding tax over interest on Shareholders’ equity	-	(9,968)	-	(9,968)
Minority Shareholders	56,134	287,453	117,243	443,323
Dividends/Interest on Shareholders’ equity	-	285,946	-	412,690
Withholding tax over Interest on Shareholders’ equity	-	(42,892)	-	(61,904)
Dividends of Previous Years unclaimed	56,134	44,399	117,243	92,537
Total Shareholders	56,134	343,939	117,243	499,809
Employees and Management Profit Sharing	-	-	27,425	64,445
Total	56,134	343,939	144,668	564,254

34. LOANS AND FINANCING (Including Debentures)

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Loans	-	-	21,615	23,290
Financing	218,284	218,331	3,913,208	4,077,090
Interest and other Charges Provisioned on Loans	-	-	-	-
Interest and Other Charges Provisioned on Financing	56,819	61,783	404,608	468,701
Total	275,103	280,114	4,339,431	4,569,081
Current	275,071	280,045	1,257,264	1,201,681
Long-term	32	69	3,082,167	3,367,400

Financing
PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
BNDES	-	-	2,233,192	2,386,442
Financial Institutions	-	-	1,286,416	1,327,729
Debentures	274,939	279,902	794,984	827,669
Suppliers	164	212	3,224	3,951
Total	275,103	280,114	4,317,816	4,545,791

Financing denominated in domestic currency: incur fixed interest rates of 2.4% and 14% p.a., resulting in a weighted average rate of 6.0% p.a. and variable interest rates based on long-term interest rates, accrued of 3.85% to 6.5% p.a., UMBNDES accrued of 3.85% to 6.5% p.a., CDI plus 1.0%, IGP-M accrued of 12% p.a., these variable interest rates resulting in a weighted average rate of 15.0% p.a.

Financing denominated in foreign currency: incur fixed interest rates of 0% to 9.38%, resulting in an average rate of 8.9% p.a. and variable interest rates of LIBOR plus 0.5% to 2.5% p.a. over the LIBOR, 1.92% p.a. over YEN LIBOR, resulting, these variable interest, in a weighted average rate of 2.3% p.a. The LIBOR and YEN LIBOR rates on 03/31/06, for semiannual payments were 5.140% p.a. and 0.0152% p.a., respectively.

Debentures

Parent Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$ 274,939, will be amortized in one more installment maturing in July 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a., will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: third public issue of 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$ 10, totaling R$ 500,000, issued on July 5, 2004. The restated balance of these debentures is R$ 520,045, with maturity on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

Loans

CONSOLIDATED
	03/31/06	12/31/05
Loans – Other	21,615	23,290
Total	21,615	23,290

The amount registered as loans – other, at the amount of R$ 21,615 (R$ 23,290 on 12/31/05), refers to a VANT’s debt with former parent company. Such liability shall mature on 12/31/15, being only restated by the U.S. dollar exchange variation.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
2007	32	69	655,801	920,374
2008	-	-	508,313	503,868
2009	-	-	910,578	907,156
2010	-	-	406,034	402,850
2011	-	-	123,031	121,563
2012	-	-	691	745
2013 onwards	-	-	477,719	510,844
Total	32	69	3,082,167	3,367,400

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	03/31/06	12/31/05	03/31/06	12/31/05
TJLP	274,939	279,902	2,224,728	2,356,113
US DOLLARS	164	212	510,002	573,556
CDI	-	-	520,045	547,767
YENS	-	-	399,512	431,947
HEDGE without debt in YENS	-	-	364,398	311,585
UMBNDES (BNDES Basket of Currencies)	-	-	246,107	272,601
HEDGE in UMBNDES	-	-	37,296	37,630
IGP-DI			21,375	19,310
IGPM	-	-	4,990	8,158
HEDGE without debt in US Dollars	-	-	1,712	(116)
Other	-	-	9,266	10,530
Total	275,103	280,114	4,339,431	4,569,081

Guarantees

The financing contracted by the Subsidiary Brasil Telecom S.A. is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

For consolidated loans and financing the subsidiary has hedge contracts on 46% of its dollar-denominated and yen loans and financing with third parties and 20.4% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

35. LICENSES AND CONCESSIONS TO EXPLOIT SERVICES

CONSOLIDATED
	03/31/06	12/31/05
Personal Mobile Service	304,523	295,300
Concession of STEC	17,043	-
Other Authorizations	12,846	12,490
Total	334,412	307,790
Current	74,818	55,516
Long-term	259,594	252,274

Represented by the terms signed in 2002 and 2004 by the subsidiary 14 Brasil Telecom Celular S.A. along with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where Brasil Telecom S.A. has a concession for fixed telephony. Of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities foreseen for the years 2006 to 2010 (balance of five installments) and 2007 to 2012 (balance of six installments) depending of the fiscal year the terms were signed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The concession of STFC refers to the provision established by Brasil Telecom S.A., according to the accrual basis, taking as basis the application of 1% on the net revenue of taxes. According to the current concession agreement, the payment in favor of ANATEL will have a maturity every two years, defined for April of the odd years and will be equivalent to 2% of the net revenue estimated in the immediately previous year. The first payment is estimated for April 2007.

The amount of other authorizations in the quarter closing date belonged to VANT and refers to the authorization granted to the use of radiofrequency blocks associated to the exploration of multimedia communication service, obtained from ANATEL. In April 2006 the transfer registration of such granting to BrT Multimídia was made, which assumed the debit balance, with a variation of the IGP-M, plus 1% a month. The settlement of this obligation will be paid in six equal, consecutive and annual installments, counted as from May 2006.

36. PROVISIONS FOR PENSION PLAN
These refer to the recognition by Brasil Telecom S.A. from actuarial liability of pension plans of defined benefit managed by FBrTPREV and Fundação 14, appraised by independent actuaries at the end of each fiscal year pursuant to CVM Resolution 371/00.

To minimize the effects to be determined in the actuarial revaluation of the end of the year, the effects of the variation of INPC and pro-rata interest of 6% p.a. on the liabilities of the plans are monthly recognized, deduced from earnings of assets belonging to them. These charges recorded in the result in the quarter represented R$ 3,985. In the quarter, R$ 2,401 was also recognized, resulting from administrative costs and non-actuarial variation which took place in the liabilities of the foundations. Additionally, aiming to follow the increase expectation of the longevity of the participants of the sponsored plans, the Company contracted with its independent actuaries a study to enable to add to the recognized provision the economic effects of this trend, resulting in the complement of R$ 4,781 to the provision established.

The amount paid to Fundação BrTPREV in the quarter totaled R$ 34,179 (R$ 25,440 in 2005) and refers to the amortizing contributions and administrative costs.
The sponsored supplementary pension plan funds are detailed in the Note 6.

CONSOLIDATED
	03/31/06	12/31/05
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	704,900	727,915
Fundação 14 – PAMEC Plan	177	174
Total	705,077	728,089
Current	44,756	45,495
Long-term	660,321	682,594

37. DEFERRED INCOME

There are contracts with Brasil Telecom S.A. and its subsidiaries related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

CONSOLIDATED
	03/31/06	12/31/05
2006	5,847	8,910
2007	6,906	6,818
2008	6,906	6,818
2009	6,877	6,789
2010	6,728	6,640
2011	6,224	6,136
2012	6,224	6,136
2013 onwards	37,032	36,340
Total	82,744	84,587

38. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Liabilities for Acquisition of Tax Credits	-	-	37,946	37,301
Prepayments	-	-	34,512	31,602
CPMF – Suspended Collection	-	-	27,669	27,114
Self-Financing Funds	-	-	24,143	24,143
Bank Transfer and Duplicate Receipts in Process	-	-	10,858	9,860
Liabilities with other Telecom Companies	-	-	1,614	1,613
Self-Financing Installment Reimbursement - PCT	-	-	1,026	1,185
Other	261	440	8,395	13,676
Total	261	440	146,163	146,494
Current	261	440	115,915	116,795
Long-term	-	-	30,248	29,699

Self-financing funds

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. – Rio Grande do Sul branch (former CRT) had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

This refers to the payment, either in cash or as offset installments in invoices for services of engaged subscribers derived from the Community Telephony Program - PCT, in return to the obligation of repayment in shares. For these cases, there is settlement or judicial decision.

39. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the consolidated existing amount of R$ 7,974 (R$ 7,974 on 12/31/05) is derived from plans negotiated previous to the issue of the aforementioned Administrative Rule, the corresponding assets of which are already incorporated in the Company’s fixed assets through the Community Telephony Program – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

40. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operating income, is as follows:

CONSOLIDATED
	03/31/06	03/31/05
Operating Income	79,974	100,623
Financial Expenses, Net	75,264	52,186
Depreciation	648,785	645,099
Amortization of Goodwill/Negative Goodwill in Acquisition of Investments (1)	21,262	26,351
EBITDA	825,285	824,259

Net Operating Revenue	2,476,897	2,447,576

EBITDA Margin	33.3%	33.7%
(1) It does not include the amortization of special goodwill of incorporation registered in account of the deferred asset, in the permanent assets, whose amortization expense composes the non-operating income.

41. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around eighteen years.

42. INFORMATION BY BUSINESS SEGMENT - CONSOLIDATED

Information by segments is presented in relation to the Company and its subsidiaries’ businesses, which was identified based on its performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market. The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on a reasonable basis.

	03/31/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	3,404,058	329,456	90,647	-	(169,274)	3,654,887
Deductions from Gross Revenue	(1,060,866)	(106,860)	(10,857)	-	593	(1,177,990)
Net Operating Revenue	2,343,192	222,596	79,790	-	(168,681)	2,476,897
Cost of Services Rendered and Goods				-	153,736	(1,567,938)
Sold	(1,459,615)	(214,057)	(48,002)
Gross Income	883,577	8,539	31,788	-	(14,945)	908,959

Operating Expenses, Net	(606,781)	(125,602)	(30,942)	(6,702)	16,306	(753,721)
Sale of Services	(286,100)	(96,944)	(21,094)	-	29,722	(374,416)
General and Administrative Expenses	(272,395)	(33,753)	(16,265)	(5,211)	4,777	(322,847)
Other Operating Expenses, Net	(48,286)	5,095	6,417	(1,491)	(18,193)	(56,458)

Operating Income (Loss) Before
Financial Revenues (Expenses)	276,796	(117,063)	846	(6,702)	1,361	155,238

Trade Accounts Receivable	2,087,915	148,330	52,161	-	(145,710)	2,142,396
Inventories	4,474	75,782	-	-	-	80,256
Fixed Assets, Net	6,422,849	1,274,820	68,146	1,156	(4,851)	7,762,120

	09/30/04
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	3,319,273	182,531	138,978	-	(172,051)	3,468,731
Deductions from Gross Revenue	(953,784)	(50,886)	(16,483)	-	(2)	(1,021,155)
Net Operating Revenue	2,365,489	131,645	122,495	-	(172,053)	2,447,576
Cost of Services Rendered and Goods	(1,451,322)	(185,094)	(84,858)	-	135,568	(1,585,706)
Sold
Gross Income	914,167	(53,449)	37,637	-	(36,485)	861,870

Operating Expenses, Net	(551,073)	(147,414)	(39,526)	(8,858)	37,810	(709,061)
Sale of Services	(285,997)	(107,331)	(24,252)	-	46,831	(370,749)
General and Administrative	(264,668)	(25,371)	(15,446)	(7,042)	2,952	(309,575)
Expenses
Other Operating Revenues, Net	(408)	(14,712)	172	(1,816)	(11,973)	(28,737)

Operating Income (Loss) Before Financial Revenues (Expenses)	363,094	(200,863)	(1,889)	(8,858)	1,325	152,809

	12/31/05
	Fixed Telephon and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,055,750	186,143	62,918	-	(151,998)	2,152,813
Inventories	5,372	77,672	-	-	(9)	83,035
Fixed Assets, Net	6,814,782	1,339,182	70,985	1,229	(6,174)	8,220,004

43. SUBSEQUENT EVENTS

Retention of Cash and Cash Equivalents

As from April 11, 2006 Banco do Brasil made retentions in the investment funds accounts, integrating the high-liquid investments of Brasil Telecom S.A. and Freelance S.A., in the amounts of R$ 91,439 and R$ 100,000, respectively, resulting in the consolidated retained amount of R$ 191,439. The retention arises from the non-compliance with certain financial indices set forth in the financing agreements that Brasil Telecom S.A. maintains with BNDES, as mentioned in note 5.h. The retained amounts were the purpose of reclassification of the item cash and cash equivalents to the item of contractual retentions, note 24.

The retained amount will be normally remunerated while it remains in the block condition. The release will take place from the moment the Company resets the financial indices defined in the agreements entered into with BNDES or is successful in the adequacy of the financial covenants entered into.

Material Fact

Below there is the material fact published after March 31, 2006 concerning the Merger Agreement mentioned in note 5.i:

I – Material Fact as of May 2, 2006:

“BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A., (jointly denominated “Brasil Telecom Group”), based on Article 157 of Law 6,404/76 and on the Instruction 358/02 of CVM – Brazilian Securities and Exchange Commission, inform the reception of a correspondence via facsimile, dated as of May 2, 2006, signed by TIM International N.V. (“TIMINT”) and TIM Brasil Serviços e Participações S.A. (“TIMB”).

By means of this correspondence, Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. (jointly denominated “Companies”), were informed about the termination, by TIMINT and TIMB, of the “Merger Agreement”, entered into on April 28, 2005, among the Companies, TIMINT and TIMB. In the same correspondence, TIMINT and TIMB pointed out their supposed rights under clauses 10.3 and 11.10 of the “Merger Agreement”.

The “Merger Agreement” is the purpose of arbitration initiated by the Companies against TIMINT and TIMB, according to the Material Fact published on March 16, 2006.

Brasil Telecom Group reaffirms its commitment to maintain high transparency and corporate governance standards, as well to continue to value its investors, customers, employees and partners.

Brasília, May 2, 2006.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.”

-.-.-.-.-.-.-.-.-.-.-.-.-

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance in the Quarter

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 –12/31/2005
1	TOTAL ASSETS	16,291,871	17,580,918
1.01	CURRENT ASSETS	5,486,714	6,314,002
1.01.01	CASH AND CASH EQUIVALENTS	1,679,878	2,613,773
1.01.02	CREDITS	2,142,696	2,152,813
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,142,696	2,152,813
1.01.03	INVENTORIES	80,256	83,035
1.01.04	OTHER	1,583,884	1,464,381
1.01.04.01	LOANS AND FINANCING	5,805	3,962
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,188,164	1,276,740
1.01.04.03	JUDICIAL DEPOSITS	33,589	31,465
1.01.04.04	DIVIDENDS RECEIVABLE	0	0
1.01.04.05	CONTRACTUAL RETENTIONS	191,439	0
1.01.04.06	OTHER ASSETS	164,887	152,214
1.02	LONG-TERM ASSETS	1,851,387	1,841,387
1.02.01	OTHER CREDITS	0	0
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,851,387	1,841,387
1.02.03.01	LOANS AND FINANCING	104,212	106,309
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	1,484,963	1,512,325
1.02.03.03	INCOME SECURITIES	2,788	2,604
1.02.03.04	JUDICIAL DEPOSITS	190,107	152,931
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	69,317	67,218
1.03	PERMANENT ASSETS	8,953,770	9,425,529
1.03.01	INVESTMENTS	386,948	423,411
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	386,944	423,407
1.03.02	PROPERTY, PLANT AND EQUIPMENT	7,762,120	8,220,004
1.03.03	DEFERRED CHARGES	804,702	782,114

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 –12/31/2005
2	TOTAL LIABILITIES	16,291,871	17,580,918
2.01	CURRENT LIABILITIES	4,325,503	5,312,426
2.01.01	LOANS AND FINANCING	962,280	874,012
2.01.02	DEBENTURES	294,984	327,669
2.01.03	SUPPLIERS	1,378,116	1,787,858
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	917,023	1,035,272
2.01.04.01	INDIRECT TAXES	824,601	803,486
2.01.04.02	TAXES ON INCOME	92,422	231,786
2.01.05	DIVIDENDS PAYABLE	117,243	499,809
2.01.06	PROVISIONS	246,469	265,145
2.01.06.01	PROVISION FOR CONTINGENCIES	201,713	219,650
2.01.06.02	PROVISION FOR PENSION PLAN	44,756	45,495
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	409,388	522,661
2.01.08.01	PAYROLL AND SOCIAL CHARGES	74,873	78,288
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	116,357	207,617
2.01.08.03	EMPLOYEE PROFIT SHARING	27,425	64,445
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	74,818	55,516
2.01.08.05	OTHER LIABILITIES	115,915	116,795
2.02	LONG-TERM LIABILITIES	4,801,233	5,136,672
2.02.01	LOANS AND FINANCING	2,582,167	2,867,400
2.02.02	DEBENTURES	500,000	500,000
2.02.03	PROVISIONS	1,076,255	1,115,894
2.02.03.01	PROVISION FOR CONTINGENCIES	415,934	433,300
2.02.03.02	PROVISION FOR PENSION PLAN	660,321	682,594
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER	642,811	653,378
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS OF MATERIALS AND SERVICES	22,081	21,357
2.02.05.03	INDIRECT TAXES	296,567	308,995
2.02.05.04	TAXES ON INCOME	26,347	33,079
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	259,594	252,274
2.02.05.06	OTHER LIABILITIES	30,248	29,699
2.02.05.07	FUNDS FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	82,744	84,587
2.04	MINORITY INTEREST	1,802,821	1,801,213
2.05	SHAREHOLDERS’ EQUITY	5,279,570	5,246,020
2.05.01	CAPITAL	2,596,272	2,596,272
2.05.02	CAPITAL RESERVES	309,178	309,178
2.05.03	REVALUATION RESERVES	0	0

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 –12/31/2005
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	282,667	282,667
2.05.04.01	LEGAL	208,487	208,487
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	74,180	74,180
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	2,091,453	2,057,903

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2006 TO 03/31/2006	4 - 01/01/2006 TO 03/31/2006	5 - 01/01/2005 TO 03/31/2005	6 - 01/01/2005 TO 03/31/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,654,887	3,654,887	3,468,731	3,468,731
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,177,990)	(1,177,990)	(1,021,155)	(1,021,155)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,476,897	2,476,897	2,447,576	2,447,576
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,567,938)	(1,567,938)	(1,585,706)	(1,585,706)
3.05	GROSS PROFIT	908,959	908,959	861,870	861,870
3.06	OPERATING INCOME/EXPENSES	(828,985)	(828,985)	(761,247)	(761,247)
3.06.01	SELLING EXPENSES	(374,416)	(374,416)	(370,749)	(370,749)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(322,847)	(322,847)	(309,575)	(309,575)
3.06.03	FINANCIAL	(75,264)	(75,264)	(52,186)	(52,186)
3.06.03.01	FINANCIAL INCOME	116,097	116,097	195,122	195,122
3.06.03.02	FINANCIAL EXPENSES	(191,361)	(191,361)	(247,308)	(247,308)
3.06.04	OTHER OPERATING INCOME	81,746	81,746	82,427	82,427
3.06.05	OTHER OPERATING EXPENSES	(138,204)	(138,204)	(111,164)	(111,164)
	EQUITY IN THE EARNINGS OF SUBSIDIARIES OR ASSOCIATED
3.06.06	COMPANIES	0	0	0	0
3.07	OPERATING INCOME	79,974	79,974	100,623	100,623
3.08	NON-OPERATING INCOME	(2,530)	(2,530)	(33,855)	(33,855)
3.08.01	REVENUES	6,930	6,930	16,361	16,361
3.08.02	EXPENSES	(9,460)	(9,460)	(50,216)	(50,216)
3.09	INCOME (LOSS) BEFORE TAXES AND INTEREST	77,444	77,444	66,768	66,768
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(42,112)	(42,112)	(20,071)	(20,071)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – ACCOUNT DESCRIPTION	3 – 07/01/2005 TO 09/30/2005	4 - 01/01/2005 TO 09/30/2005	5 - 07/01/2004 TO 09/30/2004	6 - 01/01/2004 TO 09/30/2004
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.14	MINORITY INTEREST	(1,786)	(1,786)	(1,609)	(1,609)
3.15	INCOME/LOSS FOR THE PERIOD	33,546	33,546	45,088	45,088
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	362,488,414	362,488,414	362,488,414	362,488,414
	EARNINGS PER SHARE	0.00009	0.00009	0.00012	0.00012
	LOSS PER SHARE

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 1st QUARTER 2006
The performance report presents the consolidated figures of Brasil TelecomParticipações S.A.
and its subsidiaries, as described in Note1 of this Quarterly Information.

OPERATING PERFORMANCE (not reviewed by independent auditors)

Fixed Telephony

Plant

Operating Data	1Q06	4Q05	1Q06/4Q05
			(%)

Lines Installed (thousand)	10,814	10,816	-
Additional Lines Installed (thousand)	(2)	20	N.A.

Lines in Service - LES (thousand)	9,543	9,560	(0.2)
- Residential (thousand)	6,043	6,103	(1.0)
- Non-residential (thousand)	1,432	1,439	(0.5)
- Public Telephones – TUP (thousand)	295	297	(0.6)
- Prepaid (thousand)	317	314	0.9
- Hybrid (thousand)	826	783	5.5
- Other (includes PABX) (thousand)	630	624	0.9
Additional Lines in Service (thousand)	(17)	11	N.A.

Average Lines in Service - LMES (thousand)	9,552	9,555	-

LES/100 Inhabitants	22	22	(0.6)
TUP/1,000 Inhabitants	7	7	(0.6)
TUP/100 Lines Installed	3	3	1.1

Utilization Rate (in Service/Installed)	88.2%	88.4%	(0.2)p.p.

Digitalization Rate	100.0%	100.0%	-

Fixed Plant
The utilization rate was steady during 1Q06 and reached 88.2% in March. BrT has a technical reserve of nearly 1.3 million lines installed in order to immediately meet a demand increase, without the need of additional investments. At the end of 1Q06, Brasil Telecom’s plant was comprised of 10.8 million lines installed, 9.5 million of which were in service.

The participation of the hybrid terminal – LigMix – in the plant in service reached 8.7% by the end of March, compared to 8.2% in December. The hybrid terminal is available in the centers with idle capacity upon verification of customer’s default, or in marketing campaigns targeted at low income customers.

Traffic

Operating Data	1Q06	4Q05	1Q06/4Q05
			(%)

Exceeding Pulses (million)	2,291	2,391	(4.2)

VC-1 (million minutes)	745	802	(7.1)

Domestic Long Distance - LDN (million minutes)	1,427	1,439	(0.8)

VC-2 (million minutes)	153	146	4.3

VC-3 (million minutes)	105	101	3.5

Exceeding Pulses/LMES/month	80.0	83.4	(4.2)
Minutes LDN/LMES/month	26.0	28.0	(7.1)
Fixed-Mobile Minutes/LMES/month	35.0	36.6	(4.5)

Exceeding Local Pulses
In 1Q06, Brasil Telecom reached 2.3 billion exceeding pulses, representing a 4.2% reduction compared to 4Q05. This variation results from the seasonality, once the first quarter coincides with vacation and carnival period and the weighing of business days is lower than the average presented in other quarters of the year. The increase in the plant of ADSL accesses and the expansion of the mobile plant also contributed to this performance.

Long-Distance Traffic	Long-distance traffic decreased 0.8% compared to the 4Q05 and totaled 1.4 billion minutes in 1Q06. The factors that explain this reduction are the seasonality and the higher competition.

LD Market Share	Brasil Telecom closed 1Q06 with a 61.3% market share in the inter-regional segment and a 34.9% share in the international segment (quarterly average).

Brasil Telecom ended March with an average quarterly market share of 84.9% in the intra-regional segment, 2.0 p.p. higher than the 82.9% recorded in 1Q05. In the inter- regional and international segments, Brasil Telecom conquered 10.3 p.p. and 5.8 p.p., respectively, of market share in 12 months. .

Mobile Telephony

Operating Data	1Q06	4Q05	1Q06/4Q05
			(%)

Customers (thousand)	2,460	2,213	11.2
Postpaid	820	693	18.4
Prepaid	1,640	1,520	7.9
Gross Additions (thousand)	399	661	(39.7)
Postpaid	152	260	(41.8)
Prepaid	247	401	(38.3)
Cancellations (thousand)	152	125	21.8
Postpaid	24	24	1.9
Prepaid	128	101	26.5
Annual Churn	26.0%	25.6%	0.3p.p.
Postpaid	12.9%	16.6%	-3.8p.p.
Prepaid	32.3%	29.4%	2.8p.p.
Customer Acquisition Cost (SAC)	137	188	(27.2)
Market Share	9.4%	8.7%	0.7p.p.
Assisted Locations	782	782	-
% Coverage	86.0%	86.0%	-0.1p.p.
Base Stations (ERBs)	2,123	2,117	0.3
Commutation and Control Centers (CCCs)	8	8	-
Employees	735	1,069	(31.2)

Mobile Accesses
BrT Móvel reached 2,460.0 thousand mobile accesses in service, representing a net addition of 247.2 thousand accesses in the quarter. This figure represents 31.4% of the target estimated for December 2006. At the end of 1Q06, BrT Móvel’s customer portfolio was 11.2% higher than that of 4Q05 and, compared to the same quarter of 2005, there was a 145.1% increase. During 12 months, BrT Móvel sold 1.9 million accesses.

Customer Base Mix
By the end of March, the mobile plant was composed of 820.2 thousand postpaid plan subscribers (33.3% of the BrT Móvel’s customer base) which showed the highest share in postpaid among the operators present in Brazil which disclose information.

Coverage	During 1Q06, BrT Móvel increased to 3,333 the number of points of sale and maintained its coverage area in 782 locations, reaching 86% of the population in the Region II.

Market Share
By the end of 1Q06, BrT Móvel reached a 9.4% market share in its operating area, compared to 4.8% in 1Q05. In the Midwest and North Regions, BrT Móvel reached an 11.9% share, surpassing the third operator.

DATA

Broadband

ADSL Accesses
During 1Q06, Brasil Telecom added 70.2 thousand accesses to its plant, amounting to 1,084.1 thousand broadband accesses in service by the end of March 2006, a 6.9% and 73.4% increase compared to 4Q05 and 1Q05, respectively.

The residential market had a 93.7% share in the total broadband accesses at the end of 1Q06, and the corporate market had a 6.3% share.

Internet Providers

BrTurbo, iG and iBest
Brasil Telecom Internet is a leader in the provision of dialed internet access in the Brazilian market and generated, by means of its three providers, 9 billion minutes in 1Q06. There are approximately 1 million customers of paid services, which include the provision of broadband access and value-added services.

iBest consolidated its position as the largest dialed access provided in the Region II, with a market share estimated at 52% in 1Q06. It is present in more than 1,800 cities, it has approximately 11 million registered users and 1.5 million active users.

iG generated, in 1Q06, a traffic of 4.6 billion minutes, being the leader in this concept in the Regions I and III. It is present in more than 1,200 cities, it has 16.2 registered users and 2.0 million active users. The customer base of broadband access of iG grew 16% compared to 2005, reaching 209 thousand customers at the end of 1Q06.

BrTurbo reached 580 thousand customers in the Region II at the end of 1Q06, a 6% growth compared to the 2005 base. Approximately 57% of broadband access customers of Brasil Telecom were subscribers of BrTurbo.

At the end of 1Q06, Brasil Telecom counted on 793 thousand broadband customers all over Brazil.

ECONOMIC-FINANCIAL PERFORMANCE

Revenues

Local Service
The local service gross revenue reached R$ 1,769.1 million in 1Q06, 2.8% lower than that recorded in 4Q05. Out of the total of the local service revenue, 70.6% came from subscription and service measured revenue, and 28.5% represented revenues with VC-1 calls.

Gross revenue with VC-1 calls reached R$ 503.5 million in 1Q06, 3.2% lower than the one in 4Q05, reflecting the traffic drop. The fall trend of VC-1 traffic has been proved since the second half of 2005, as a reflection of the aggressive promotional campaigns of mobile operators focused on mobile-mobile traffic. Compared to 1Q05, the gross revenue with VC-1 calls was 2.4% lower, in spite of the 7.99% readjustment in the VC-1 fee applied as from July 12, 2005.

In the first quarter, subscription gross revenue reached R$ 893.3 million, a 0.9% reduction compared to the R$ 901.2 million recorded in 4Q05, due to the reduction of 17 thousand lines in the service plant, as well as due to the increase of 42.6 thousand hybrid lines, whose monthly subscription of R$ 28.00 is 27.4% lower than the fee charged in the basic plan, taking as basis the Federal District. It is important to mention a reclassification promoted by Brasil Telecom in 1Q06, which transferred from the subscription revenue, the revenue coming from the “Additional Franchise” plan to the service measured.

The gross revenue with service measured totaled R$ 355.6 million in 1Q06, 5.9% lower than the one in 4Q05, reflecting the seasonal effect of the period and the commercialization of ADSL accesses, which caused a 4.2% drop in the volume of exceeding pulses, and the average fee lower than the Local Basic Plan practiced in the “Additional Franchise” plans. Compared to 1Q05, the gross revenue with service measured was 4.5% higher, mainly due to the 7.27% fee readjustment applied as from July 3, 2005.

Public Telephony
Public telephony gross revenue reached R$ 127.9 million in 1Q06, 12.2% lower than the revenue reached in 4Q05 and 47.1% higher than the revenue of 1Q05. The variation compared to 4Q05 is mainly explained by the 8.4% reduction in credits sales. The increase against 1Q05 was influenced by the fee readjustment of 7.37% in the credit rate of payphone card and by the launch of Brasil Virtual Cel, which transferred, in that quarter, R$ 42.6 million from the public telephony revenue to BrT Móvel. Brasil Virtual Cel was discontinued in April 2005.

Long Distance
Gross revenue from LD services amounted to R$ 703.9 million in 1Q06, representing a 0.3% reduction compared to 4Q05. This performance was affected by the 0.8% drop in traffic. Compared to 1Q05, LD revenue was 6.8% lower due to the 11.7% reduction in traffic, offset by the 2.94% fee readjustment applied as from July 3, 2005.

Interconnection
Interconnection revenue in 1Q06 was R$ 108.5 million, a 26.9% and 34.1% reduction compared to 4Q05 and to 1Q05, which was due to the TU-RL drop. This fee started corresponding to 50% of the value of the local minute of the Basic Plan as from January 1, 2006. TU-RL is R$ 0.03679, against R$ 0.04548 in 4Q05.

Data Communication
In 1Q06, gross revenue from data communication and other services of the main activity added up to R$ 538.4 million, a 2.6% reduction compared to the previous quarter and a 28.0% increase compared to 1Q05. Compared to 4Q05 the performance reflects the reduction of R$ 23.9 million in the revenue coming from traffic fomentation in internet providers, which had their agreements with the other telecommunications operators renegotiated at the end of 2005. With the drop of TU- RL, the risk resulting from the interconnection regime was reduced, generating a pressure in the prices practiced. On the other hand, we point out the growth of network formation services (IP Turbo, Serviço Plus, IP Dedicado) and the 6.9% raise in ADSL accesses in service.

Mobile Telephony
In 1Q06, mobile telephony consolidated gross revenue totaled R$ 227.6 million, of which R$ 173 million referred to services and R$ 54.6 million to handsets and accessories sales. This performance represents a 9.8% reduction compared to 4Q05 and a 54.8% increase compared to 1Q05.

Compared to 4Q05 and 1Q05, the mobile telephony services gross revenue of 1Q06 surpassed by 26.6% and 73.7%, respectively, due to the increase in the customer portfolio. The gross revenue with handsets and accessories sales was 52.8% lower than the one recorded in 4Q05, for sales channels were provided by purchases made at the end of 2005.

Mobile Telephony ARPU
Total mobile telephony ARPU recorded in 1Q06 was R$ 26.6. ARPU referring to postpaid accesses was R$ 40.0 and ARPU related to prepaid was R$ 20.1. Compared to 4Q05, postpaid ARPU decreased by 7.5% due to the higher representativeness of the “Control Plan” in the total of postpaid accesses.

Consolidated Net Revenue	The consolidated net revenue of Brasil Telecom reached R$ 2,476.9 million in 1Q06, 4.4% lower than in 4Q05 and 1.2% higher than the one in 1Q05.

Costs and Expenses

Operating Costs and Expenses	In 1Q06, operating costs and expenses totaled R$ 2,321.7 million, against R$ 2,952.5 million in 4Q05 and R$ 2,294.8 million in 1Q05. The items that considerably influenced the variation of 1Q06 compared to 4Q05 were: provisions and losses (-61.8%), other (-53.4%), material (-49.2%), advertising and marketing (-68.1%)and personnel (+18.2%).

Number of Employees
At the end of 1Q06, 5,420 employees worked in the fixed telephony segment of Brasil Telecom, compared to 5,803 in the previous quarter. BrT Móvel ended 1Q06 with 735 employees, against 1,069 in 4Q05. By the end of March, 6,155 people worked in the Group, a 10.4% reduction compared to December.

Personnel
In 1Q06, personnel costs and expenses reached R$ 190.2 million, an 18.2% increase compared to the previous quarter. This variation results from indemnities due to the reduction in the staff which totaled R$ 44.1 million. In addition, personnel costs and expenses were influenced by Collective Bargaining Agreement in force as from January 2006, which resulted in an average salary adjustment of 6.0%.

Third-party Services
Costs and expenses with third-party services, excluding interconnection and advertising & marketing, totaled R$ 544.0 million in 1Q06, 10.9% lower than the amounts assessed in the previous quarter. The variation in third-party costs and services in 1Q06 compared to 4Q05, results from:

•
Reduction of R$ 28.3 million in costs and expenses with negotiation and intermediation, due to the 39.7% drop in the volume of handsets sold in 1Q06, which generated expenses with commission of sales lower than the ones recorded in 4Q05;

	•	Reduction of R$ 4.3 million in costs and expenses with consulting; and
	•	Reduction of R$ 5.0 million in costs and expenses with call center services.

Interconnection
Interconnection costs totaled R$ 498.5 million in 1Q06, a 3.1% and 13.5% reduction compared to 4Q05 and 1Q05, respectively. This better performance reflects the scale  gain of BrT Móvel, the 19.1% drop in TU-RL and the change in the profile of VC traffic, in which VC-1 calls, responsible for the larger portion of the interconnection  cost (VU-M), reduced their share compared to the total traffic.

Advertising and Marketing
Advertising & marketing expenses totaled R$ 20.4 million in 1Q06, a 68.1% reduction compared to 4Q05 resulting from the integrated communication strategy between the fixed and mobile operations and the seasonality observed in the last    quarter of the year due to Christmas advertising campaigns.

Accounts Receivable Losses (PCCR)/Operating Gross Revenue (ROB)
The Accounts Receivable Losses (PCCR) and the gross revenue ratio in 1Q06 was    3.1%, against 4.1% in 4Q05. The accounts receivable losses totaled R$ 112.8 million in 1Q06, 28.4% lower than in 4Q05. In December, Brasil Telecom made additional provisions in the amount of R$ 74 million, relating to risks of losses in accounts of customers submitted to co-billing. Not considering the extraordinary effect, PCCR of 1Q06 would have surpassed by R$ 29.4 million PCCR of 4Q05.

Provisions for Contingencies
In 1Q06, provisions for contingencies totaled R$ 75.2 million, a R$ 259.8 million reduction compared to 4Q05, when extraordinary adjustments of R$ 275 million were recorded: (i) R$ 198 million relating to probable risks resulting from judicial and administrative proceedings and (ii) R$ 77 million resulted from reversal of tax credits, specially ICMS on consumption of electric power and materials used in the plant maintenance. Not considering the extraordinary effect, the provisions for contingencies accounted in 1Q06 surpassed by R$ 15.2 million the ones of the  previous quarter, reflecting updates in the judicial proceedings in course.

Materials
Material costs and expenses totaled R$ 83.9 million in 1Q06, a 49.2% reduction compared to 4Q05, mainly explained by the 39.7% reduction in the number of cell phones sold in the period. Material costs and expenses of BrT Móvel totaled R$ 60.8 million, representing 72.6% of the total material costs and expenses recorded by the Group.

Other Operating Costs and Expenses/Revenues
Other operating costs and expenses amounted to R$ 126.7 million in 1Q06, a 53.4% reduction compared to 4Q05. In 4Q05, provisions which totaled R$ 210 million were made, R$ 171 million of which was related to adjustments in actuarial calculations and R$ 39.4 million referring, mainly, to provisions related to the change in the calculation base of FUST (Fund for Universalization of Telecommunications Service). Not considering the extraordinary effect, other operating costs and expenses in 1Q06 were R$ 64.9 million worse compared to the previous quarter. This difference results from agreements entered into in 4Q05 with operators of the sector, as well from the reception of bonus arising from the achievement of cell phone sales targets in the same quarter. In 1Q06, R$ 17.0 million referring to burden resulting from the postponement of concession agreements was recorded , equivalent to 2%, every two years, of the STFC revenue, net of taxes and social contributions.

EBITDA

R$ 825.3 million EBITDA
Brasil Telecom’s consolidated EBITDA was R$ 825.3 million in 1Q06 (see Appendix VII). The consolidated EBITDA margin reached 33.3% in 1Q06. In 4Q05, the adjusted EBITDA reached R$ 871.8 million, representing an adjusted EBITDA margin of 33.6%.

EBITDA of BrT Móvel stood negative at R$ 40.3 million in 1Q06, representing a negative EBITDA margin of 18.1%. Despite of not being a mature operation yet, the performance of BrT Móvel in 1Q06 was a lot higher than the one observed in the previous quarter, due to the increase in the subscriber base, lower customer acquisition cost and lower negotiation, intermediation, advertising and marketing expenses.

Indebtedness

Total Debt	By the end of March 2006, Brasil Telecom’s consolidated gross debt totaled R$ 4,339.4 million, 5.0% lower than that registered by the end of December.

Net Debt
Brasil Telecom closed 1Q06 with a cash of R$ 1,865.0 million, against R$ 2,613.8 million at the end of December. The variation results, mainly, from the payment of interest on shareholders’ equity (JSCP) in the amount of R$ 352.4 million on January 13, 2006 and from the payment of R$ 408.8 million to suppliers. The consolidated net debt totaled R$ 2,474.4 million, 26.6% higher than that recorded in December 2005.

Long-term debt	In March, 71.0% of the total debt was allocated in the long term.

Accumulated Cost of Debt	The Company’s consolidated debt had in 1Q06 an accumulated cost of 9.3% p.a., equivalent to 55.9% of the CDI.

Financial Leverage	At the end of March 2006, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 46.9%, against 37.3% in the previous quarter.

Investments

Operating Data	1Q06	4Q05	1Q06/4Q05
			(%)

Network Expansion	99.5	349.2	(71.5)
- Conventional Telephony	0.3	111.3	(99.7)
- Transmission Backbone	2.4	42.5	(94.3)
- Data Network	33.9	170.7	(80.1)
- Intelligent Network	0.7	9.0	(92.1)
- Network Management Systems	0.4	12.9	(97.0)
- Other Investments in Network Expansion	61.7	2.9	N.A.
Network Operation	50.9	105.7	(51.9)
Public Telephony	1.4	1.3	9.1
Information Technology	8.5	78.8	(89.2)
Expansion Personnel	26.9	22.1	21.5
Other	22.3	21.0	6.2

Subtotal	209.4	578.1	(63.8)

Expansion Financial Expenses	-	7.1	(100.0)

Fixed Telephony Total	209.4	585.2	(64.2)

BrT Celular	5.2	197.6	(97.4)

Mobile Telephony Total	5.2	197.6	(97.4)

Total Investment	214.6	782.8	(72.6)

Investments in permanent assets	In 1Q06, Brasil Telecom investments totaled R$ 214.6 million, of which R$ 209.4 million were invested in fixed telephony, and R$ 5.2 million in mobile telephony. Compared to 4Q05, investments had a 72.6% reduction, but they are according to the investment schedule estimated for 2006.

-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP % IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	14 BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLICLY HELD COMPANY	67.20	70.06
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		363,961,565		363,961,565

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	0.69
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		32,625		32,625

03	NOVA TARRAFA INC.	. . / -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.03
COMMERCIAL, MANUFACTURING AND OTHER		1		1

16.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT

1. OUTSTANDING SHARES

As of 03/31/2006	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	81,848,936,876	61.07	14,521,359,759	6.32	96,370,296,635	26.48
Management
Board of Directors	27,396	0.00	26,928	0.00	54,324	0.00
Directors	461	0.00	2,025,989	0.00	2,026,450	0.00
Fiscal Board	5,647	0.00	5,644	0.00	11,291	0.00
Treasury Shares	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	50,701,917,823	37.83	215,414,107,364	93.68	266,116,025,187	73.11
Total	134,031,688,203	100.00	229,937,525,684	100.00	363,969,213,887	100.00
Outstanding Shares in the Market	50,701,951,327	37.83	215,416,165,925	93.68	266,118,117,252	73.12

As of 03/31/2005	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	81,144,805,550	60.54	13,290,591,578	5.78	94,435,397,128	25.95
Management
Board of Directors	35,265	0.00	52,566	0.00	87,831	0.00
Directors	5,513	0.00	2,030,663	0.00	2,036,176	0.00
Fiscal Board	8,926	0.00	8,930	0.00	17,856	0.00
Treasury Stock	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	51,406,032,949	38.36	216,644,841,947	94.22	268,050,874,896	73.64
Total	134,031,688,203	100.00	229,937,525,684	100.00	363,969,213,887	100.00
Outstanding Shares in the Market	51,406,082,653	38.35	216,646,934,106	94.22	268,053,016,759	73.65

2. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 03/31/2006)

The shareholders, who directly or indirectly, hold more than 5% of the voting capital of the Company, are as follows:

Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
Treasury Shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.76	222,096,563	96.59	279,395,608	76.76
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Distribution of the Capital from Parent to Individual Level

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,988	61.98	-	-	1,318,229,988	61.98
Telecom Italia International N.V.	-	Italian	808,259,998	38.00	-	-	808,259,998	38.00
Other	-	-	23	0.00	-	-	23	0.00
Total	-	-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,050,065,875	100.00	341,898,149	100.00	1,391,964,024	100.00
Fábio de Oliveira Moser	777.109.677-87	Brazilian	1	0.00	-	-	1	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-	-	1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,050,065,878	100.00	341,898,149	100.00	1,391,964,027	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.269	-	-	92,713,711	6.269
Telos – Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.239	-	-	33,106,348	2.239
Funcef – Fund. dos Economiários	00.436.923-0001/90	Brazilian	571,411	0.039	-	-	571,411	0.039
Petros – Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	55,903,360	3.78	-	-	55,903,360	3.78
Previ – Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	285,901,442	19.333	-	-	285,901,442	19.333
Zain Participações S.A.	02.363.918-0001/20	Brazilian	1,009,796,295	68.282	-	-	1,009,796,295	68.282
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	302,945	0.02	-	-	302,945	0.02
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	419,919	0.028	-	-	419,919	0.028
Opportunity Fund	-	Virgin Islands	69,587	0.005	-	-	69,587	0.005
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0	-	-	14	0
Priv FIA	02.559.662-0001/21	Brazilian	37,778	0.003	-	-	37,778	0.003
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.002	-	-	35,417	0.002
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0	-		1	0
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0	-	-	1	0
Lênin Florentino de Faria	203.561.374-49	Brazilian	2	0	-	-	2	0
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0	-	-	1	0
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0	-	-	1	0
Kevin Michael Altit	842.326.847-00	Brazilian	1	0	-	-	1	0
Fábio de Oliveira Moser	777.109.677-87	Brazilian	2	0	-	-	2	0
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0	-	-	1	0
Total	-	-	1,478,858,237	100.00	-	-	1,478,858,237	100.00

Zain Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	552,668,015	45.850	-	-	552,668,015	45.850
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	511,953,674	42.473	-	-	511,953,674	42.473
Opportunity Fund	-	Virgin Islands	108,497,504	9.001	-	-	108,497,504	9.001
Priv FIA	02.559.662-0001/21	Brazilian	28,765,247	2.386	-	-	28,765,247	2.386
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.288	-	-	3,475,631	0.288
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.002	-	-	9,065	0.002
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.000	-	-	2	0.000
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.000	-	-	15	0.000
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.000	-	-	603	0.000
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.000	-	-	90	0.000
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.000	-	-	2	0.000
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.000	-	-	2	0.000
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.000	-	-	431	0.000
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.000	-	-	2	0.000
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	3	0.000	-	-	3	0.000
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	3	0.000	-	-	3	0.000
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0.000	-	-	1	0.000
André Rizzi de Oliveira	135.529.508-42	Brazilian	1	0.000	-	-	1	0.000
Alberto Ribeiro Guth	759.014.807-59	Brazilian	1	0.000	-	-	1	0.000
Hiram Bandeira Pagano Filho	085.074.717-14	Brazilian	1	0.000	-	-	1	0.000
Mariana Sarmento Meneghetti	069.991.807-33	Brazilian	1	0.000	-	-	1	0.000
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0.000	-	-	1	0.000
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0.000	-	-	1	0.000
Kevin Michael Altit	842.326.847-00	Brazilian	1	0.000	-	-	1	0.000
Total	-	-	1,205,370,297	100.00	-	-	1,205,370,297	100.00

-.-.-.-.-.-.-.-.-.-.-.-.-.-

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of Brasil Telecom Participações S.A. Brasília – DF

1.
We have performed a special review of the accompanying interim financial statements of Brasil Telecom Participações S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of March 31, 2006, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.
We conducted our special review for the purpose of issuing a special review report on the mandatory interim financial statements. Supplemental disclosure of cash flow information is presented for purposes of additional analysis. Such supplemental information for the quarter ended March 31, 2006 has been subjected to the same review procedures applied to the interim financial statements and, based on our special review, is fairly presented, in all material respects, in relation to the interim financial statements taken as a whole.

5.
The balance sheets as of December 31, 2005, presented for comparative purposes, were audited by other independent auditors, whose report thereon, dated March 27, 2006, was unqualified and contained an emphasis of matter paragraph regarding the agreement entered into on April 28, 2005, establishing the merger of the indirect subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A. In addition, the statements of income and cash flows for the quarter ended March 31, 2005, presented for comparative purposes, were reviewed by other independent auditors, whose special review report thereon, dated May 5, 2005, was unqualified and contained an emphasis of matter paragraph regarding the publication in the Official Gazette on April 14, 2005 of the decision rendered by the Board of Directors of the National Telecommunications Agency (ANATEL), which approved (i) the replaceme nt of fund managers and administrators, who have an indirect interest in the entity that controls Brasil Telecom Participações S.A. and its subsidiary Brasil Telecom S.A., and (ii) changes arising from shareholders’ agreements entered into by the controlling group’s investors, under dispute by investors that belong to the controlling group of Brasil Telecom Participações S.A. and its subsidiary Brasil Telecom S.A., as well as an emphasis of matter paragraph related to the same matter mentioned in the emphasis of matter paragraph of the independent auditors’ report on the balance sheet as of December 31, 2005.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 12, 2006

DELOITTE TOUCHE TOHMATSU	Marco Antônio Brandão Simurro
Auditores Independentes	Engagement Partner

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENT	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	63
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	64
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	65
07	01	CONSOLIDATED STATEMENT OF INCOME	67
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	69
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	78
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	79
17	01	REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW	82
		BRASIL TELECOM S.A.
		NOVA TARRAFA PARTICIPAÇÕES LTDA.
		NOVA TARRAFA INC.	/84

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer